SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of May, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended March 31, 2006

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – MARCH 31, 2006

INDEX

Financial Statements

      7001 Management Report
      7002 Balance Sheet
      7003 Statement of Income
      7004 Statement of Changes in Stockholders' Equity
      7005 Statement of Changes in Financial Position
      7006 Consolidated Balance Sheet
      7007 Consolidated Statement of Income
      7008 Consolidated Statement of Changes in Stockholders' Equity
      7009 Consolidated Statement of Changes in Financial Position
      7010 Financial Group Balance Sheet
      7011 Financial Group Statement of Income
      7012 Financial Group Statement of Changes in Financial Position
      7013 Financial Economic Group – CONEF

Notes to the Financial Statements and Other Information

      7014 Notes to the Quarterly Financial Information

Investments in Subsidiaries and Associated Companies

      7015 Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

      7016 Marketable Securities by Type and Maturity
      7017 Marketable Securities by Balance Sheet Account and Maturity
      7018 Concentration of Marketable Securities, Lending Operations Portfolio and Deposits
      7019 Maturity of Lending Operations Portfolio
      7020 Flow of Lending Operations Portfolio
      7021 Geographical Distribution of Lending Operations Portfolio and Deposits
      7022 Risk Level of Lending Operations Portfolio
      7023 Lending Operations Portfolio by Index
      7024 Credit Assignment
      7025 Lending Operations Portfolio by Amount and Risk Level
      7026 Fixed Assets
      7027 Funding by Maturity

Risk Management

      7028 Operational Limits

Complemental Statistical Information

      7029 Branches Financial Information
      7030 Taxes and Charges
      7031 Correspondent Banks Transactions
      7032 Changes on client demand accounts by check and electronic transactions

Independent Accountants' Limited Review Report

      7033 Independent Accountants' Limited Review Report

Other Information needed to Supervision of Activities

      7034 Provisions
      7035 Capital
      7036 Cash Dividends Paid
      7037 Changes on Capital in the Reference Period
      7038 Commitments and Guarantees
      7039 Assets and Liabilities Denominated in Foreign Currency
      7040 Comments on Performance and Prospects

7001 - MANAGEMENT REPORT

Brazilian Economy

The first quarter of 2006, when compared to the previous quarter, was somewhat underscored by an economic recovery trend. The industrial production kept its recovery movement, initiated in the 4Q05, posting a 1.2% evolution.

During the period, the perception that consumer prices were trending toward the official inflation target, led the Central Bank to continue to reduce the Selic rate, which ended the quarter at 16.5% per annum. In 1Q06, the cumulative inflation (measured by IPCA) was 1.4%, down from 1.8% in the previous quarter.

The liquidity in global capital markets, improved solvency indicators – both domestic and abroad – and vigorous exports that contributed to a US$ 9.3 billion trade balance in 1Q06, conducted to an improvement of the Brazil´s Sovereign Risk. The Embi+BR ended 1Q06 at 235 basis points, 70 basis points lower than in 4Q05.

Under this scenario, the Central Bank continued intervening in the FX market – through US-Dollar auctions (spot market) and repurchase of Dollar denominated debt (reverse swap). Despite that, the Real appreciated 7.2% in comparison with the US dollar, during 1Q06.

The debt/GDP ratio reached 51.7% at the end of March, same percentage observed in December 2005. The Public Sector Primary Surplus amounted to 4.4% of the GDP, from April 2005 to March 2006, above the goal established for this year, 4.25% .

Total credit portfolio in the National Financial System increased 19.6% during the last 12 months.

Retail

Unibanco’s Retail segment reached the mark of 21 million clients throughout the country in March 2006. The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard and Hipercard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; Unibanco Financeira finances cars and heavy vehicles (auto financing).

Retail loan portfolio reached R$22,806 million, up 25.4% for the past 12 months. The participation of the Retail loan portfolio in the total portfolio continued to expand as a share of Unibanco’s global loan portfolio, comprising 57% of Unibanco´s total loan portfolio in March 2006, in comparison with 55% in March 2005 and 49% in March 2004. This performance is in line with Unibanco's strategy of intensifying its participation in segments with higher margin and profitability.

Individuals loan portfolio stood at R$15,318 million, up 25.6% during the last 12 months. The consumer credit companies loan portfolio – Credit Card companies (Unicard and Hipercard) and Consumer Finance companies (Fininvest, PontoCred and LuizaCred) registered the highest growth among Unibanco’s Retail businesses: 37.0% . In the quarter, individuals loan portfolio grew 1.0%, largely due to a seasonal effect of the decompression in the credit card portfolio and a more conservative approach to credit approval in some of the consumer finance company portfolios.

Branch Network

At the end of March 2006, Unibanco had a network of 931 branches and 351 corporate-site branches. Unibanco continued remodeling its branches’ layout and, especially, implementing the New Service Model, known as Novo Modelo de Atendimento. This process is on track to be completed at the end of 2006 and has already been implemented in 30% of the branch network.

The Novo Modelo aims at improving service efficiency through process rationalization, branch manager time optimization, and the development of tools in order to reduce the time of response to clients´ demands.

SMEs

The SMEs segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, account receivable financing, working capital loans, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SMEs loan portfolio totaled R$7,488 million in March 2006, up 25.1% in the past 12 months – with highlight to account receivable linked products and working capital loans. The increase in the offering of products and services tailored to retailers, in 1Q06, led to not only the affiliation of new retailers but also the attraction of new checking-account holders. The acquisition of new payroll accounts was another driver for the growth of the bank’s client-base.

Consumer Credit Companies

The Consumer Credit Companies encompass consumer finance and credit cards segments, through Unicard, Hipercard, Redecard (joint-venture with three other stockholders/partners – 31.94% participation), Fininvest, PontoCred (partnership with Globex, PontoFrio department store parent company) and LuizaCred (partnership with Magazine Luiza department store chain).

Credit Card Companies

Unibanco’s credit card business comprises Unicard, Hipecard and Redecard (in which Unibanco has a 31.94% participation). Together, these companies posted a R$137 million net income in 1Q06, up 25.7% when compared to 1Q05. Highlight to the fee income annual growth of 24.2% .

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a credit card badge. Redecard captures and transmits credit and debit card transactions for MasterCard, Maestro, Diners and RedeShop brands in Brazil.

Unicard and Hipercard combined billings – measured by the total of cardholders’ charges and cash withdrawals – reached R$4,172 million, growing at a 44.0% annual rate. At Redecard, 1Q06 billings were R$18,130 million, up 27.6% from 1Q05.

Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s consumer finance companies. In 1Q06, this segment – influenced by an increase in loan coverage, higher standards for personal credit concession (notably in unsecured personal loans), and an increase in provisioning in connection with the discontinuation of certain operations at Fininvest – contributed with a result of R$17 million.

Auto Financing

Unibanco operates nationwide in the Auto Financing segment through Unibanco Financeira, at Unibanco branches, and in the accredited network of auto dealers. Unibanco is the leader in the financing of heavy vehicles.

On March 31, 2006, its credit portfolio stood at R$4,737 million, up 21.5% from March 2005.

Annuity

Unibanco Capitalização ended 1Q06 with R$78 million in sales. The annuity business posted a result of R$14 million in the same period.

Wholesale

The Wholesale segment services companies with annual sales above of R$150 million, in addition to institutional investors. Its business strategy blends regional coverage and industry-specific expertise to build long-term banking relationship. The Wholesale business has been consistently high-rated in Capital Markets, M&A, and Project Finance.

Wholesale loan portfolio reached R$16,878 million, up 12.6% from March 2005. This growth reflects the impact from the appreciation of the Real in the period. Dollar-indexed credit portfolio stood at US$2,924 million in March 2006, compared with US$2,415 million in March 2005.

The main highlights in the quarter were:

  Trade finance operations - comprising exports, imports and international guarantees - surpassed US$2billion, up 18% from 1Q05. Locally contracted trade finance operations amounted over US$1 billion, whereas offshore transactions totaled US$543 million.
  Disbursement of R$489 million as a financial agent for BNDES (Brazilian National Social and Economic Development Bank), maintaining its 3 rd place in the BNDES overall ranking, up 24.7% from March 2005. Unibanco also disbursed R$141 million in BNDES-exim–funded loans, ranking 2 nd in this modality.
  Structuring and distribution of FIDC (Fundos de Investimento em Direitos creditórios) for Caiuá Distribuição de Energia S.A., Grupo Rede, for a total of R$88 million.
  Joint Lead-Manager and Joint Bookrunner in the placement of US dollar-denominated Notes/Units for Cemat and Celpa in the international market, for a total amount of US$100 million.
  Structuring of derivative operations for clients in the amount of R$7 billion, 23.8% more than in 1Q05, 4.7% market share. Highlight for complex derivatives, in which Unibanco holds 6.7% market share (Source: Cetip).

Insurance and Private Pension Plans

The Insurance and Private Pension Plans businesses net income was R$92 million in 1Q06, registering a 21.1% annual growth. Annualized ROAE was 27.7% in 1Q06. Combined revenues from the Insurance and Private Pension plans businesses were R$1,182 million in the same period.

The combined ratio, which measures insurance companies’ operational efficiency, improved to its best ever ratio, 93.7% in 1Q06 from 98.6% in 1Q05. In its extended concept, which includes financial results, the combined ratio also showed an improvement, reaching 83.7% in 1Q06 vis-a-vis 85.1% in 1Q05.

Unibanco Insurance and Pension Plans segment companies placed 4th in the ranking of insurance and private pension plans published by Susep’s (Private Insurance Regulatory Body) and ANS (Supplementary Health Insurance regulatory agency), and holds a 7.5% market share (as of February 2006).

Unibanco AIG Seguros is the leader in the segments of property risk, energy distribution, and extended warranty products, according to the latest data published by Susep.

In order to extract the maximum benefit from cross-selling and all identifiable synergies, Unibanco AIG partnered with the branch network to bolster the sales-force specialized in individual private pension plans. This effort drove a strong growth in sales of VGBL (Vida Gerador de Benefícios Livres) during 1Q06.

The private pensions business net income in 1Q06 was R$18 million, growing 12.5% from the same period in the previous year. Revenues in the quarter were R$334 million.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 4th in revenues with pension plans, up to February 2006. The company ranks 2nd in the year in sales of corporate pension plans, with R$122 million in sales and 22.7% market share, according to ANAPP. Unibanco AIG Vida e Previdência serves 1,300 corporate clients and 780 thousand individual clients.

Wealth Management

Unibanco Asset Management (UAM) ended March 2006 with R$39,924 million in assets under management, up 6.8% for the quarter and 16.7% for the past 12 months. Its market share as of March 2006 stood at 4.7% . (source: Anbid).

The highlight was the growth in sales of equity mutual funds, as a consequence not only of the rising interest in Brazil’s equity markets, but also the consistency of the management of Unibanco’s equity mutual funds during the past several years, recognized by four consecutive “Top Gestão de Renda Variável” awards from business daily Valor Econômico.

Unibanco is the only retail bank, among the Brazilian banks, that has been awarded “Top Gestão”, from Standard & Poors, since its first edition in Brazil.

According to Anbid’s global ranking, assets under management at the Private Bank grew by 49.2% over the year, above the industry’s average, 37.4% . The Private bank ranked 2nd in its industry, with more than 10% market share in March 2006.

Corporate Governance

Stock Exchange Indices

Unibanco Units (UBBR11) are part of the main Brazilian stock indices. The table below features the Units weight in each of these stock indices after their respective portfolios were rebalanced for the four-month periods ending in May 2006.

Index	Weight
May 2 nd, 2006

Ibovespa	1.623%
IBrX-50	3.615%
IBrX-100	3.111%
IGC Corporate Governance Index	4.523%
ISE Susteinability Index	8.745%

Stocks

Unibanco Units gained 81% in the last 12 months. The Ibovespa went up 41% in the same period. Moreover, the Unit continues to increase its weighting within the Ibovespa. Since its inclusion in the Ibovespa, in May 2005, its participation increased 65%. The Units current weight in the Ibovespa is 1.623% .

The graphs below trace the Units performance at both the domestic and international markets over the last 12 months:

Units (UBBR11) versus Ibovespa GDS (UBB) versus Dow Jones

Interest on Capital Stock

Unibanco and Unibanco Holdings paid quarterly interest on capital stock to its shareholders, in addition to a supplementary distribution (related to 1Q06) on April 28, 2006, according to values described on the following table:

	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB

Gross Value	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.3823460
Net Value	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.3249940

(*)	Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**)	Each GDS listed on the New York Stock Exchange (NYSE: UBB ) is equivalent to 5 Units.

Unibanco's dividend distribution policy determines a minimum payment of 35% of the annual net income, ex-legal reserves (5%). Unibanco Holdings distributes the entirety of the dividends received from Unibanco.

At the end of each semester (i.e. the end of the second and fourth quarters of each year), all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than in the other two periods of each year.

Human Resources

The Human Resources department is committed with promoting professional growth and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 30,675 professionals, Unibanco invested over R$10 million during 1Q06 in professional development initiatives and training programs, including the sponsoring of MBA programs in Brazil and abroad.

Among programs offered in the quarter, the highlight was the “Melhoria Contínua de Qualidade” Training, tailored to providing employees with cutting edge concepts and tools in project management. By the end of 2006, all the personnel assigned to the Operations area will have participated in this program.

Social and Environmental Responsibility

Institutes

Unibanco is recognizably one of the most active companies in Brazil when the issue is social responsibility. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles.

Instituto Unibanco is in charge of executing the conglomerate’s social responsibility policies by supporting strategic objectives focused on social development and the bridging of inequalities that hamper growth.

Instituto Moreira Salles is a non-profit organization devoted to promote and develop cultural programs.

The first quarter of 2006 has marked important achievements for Instituto Unibanco, notably the launch and renewal of projects in various fronts, focused on:

  Extended Education
  Teacher Training
  Qualification for the Job Market
  Environmental Education

Aterro Bandeirantes

In April, 2006, Aterro Bandeirantes Project concluded its first sale of carbon credits. Located in a landfill named Bandeirantes - which receives one-half of the waste collected in the city of São Paulo (approximately 7 thousand tons/day) -, the thermoelectric plant Usina Bandeirantes arose out of an Unibanco Project Finance operation.

It is the largest plant of its kind in the world. Twenty four Caterpillar generator sets, of 925 kW each, produce 20 MW of electric energy. This is enough to supply a city of 300 thousand inhabitants.

Between 2004 and 2005, the project, jointly owned by Unibanco, Biogás and the City hall of São Paulo, delivered 1 million tons of carbon credits.

Currently, all of Unibanco’s administrative buildings in São Paulo are supplied with this form of clean energy. It represents 25% of all energy consumed by the group. The excess output from Usina Bandeirantes is sold to third parties by Biogeração, an Independent Energy Producer managed by Unibanco.

Micro-Credit

Unibanco’s Micro-credit operation serves low income entrepreneurs through an unique distribution model in the country, with more than 210 points-of-sales and 57 micro-credit agents; using Fininvest stores as correspondent institutions.

The company has been constituted through a partnership between Unibanco and the International Finance Corporation (IFC) – World Bank. In the 1Q06, Unibanco’s Microcredit closed the period with a portfolio in excess of R$10 million and over 5 thousand clients.

7002 - BALANCE SHEET

CODE	DESCRIPTION	March 31,2006

10.0.0.00.00.00	TOTAL ASSETS	86,425,041.86
10.1.0.00.00.00	CURRENT ASSETS	53,271,035.06
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,105,921.56
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	19,723,446.19
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	11,481,297.18
10.1.2.22.00.00	Interbank Deposits	8,242,149.01
10.1.3.00.00.00	MARKETABLE SECURITIES	6,661,536.91
10.1.3.10.00.00	Own Portfolio	2,783,358.89
10.1.3.20.00.00	Subject to Repurchase Commitments	1,078,809.40
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,520,561.12
10.1.3.40.00.00	Pledged under Guarantees Rendered	521,669.17
10.1.3.85.00.00	Derivative Financial Instruments	757,138.33
10.1.4.00.00.00	INTERBANK ACCOUNTS	6,053,318.34
10.1.4.10.00.00	Payments and Receipts Pending Settlement	530,062.89
10.1.4.20.00.00	Compulsory Deposits	5,503,829.60
10.1.4.20.10.00	Brazilian Central Bank	5,503,723.36
10.1.4.20.40.00	National Housing System - SFH	106.24
10.1.4.80.00.00	Correspondent Banks	19,425.85
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	49,910.58
10.1.5.10.00.00	Third-party Funds in Transit	1,070.41
10.1.5.20.00.00	Internal Transfers of Funds	48,840.17
10.1.6.00.00.00	LENDING OPERATIONS	15,034,832.09
10.1.6.10.00.00	Lending Operations	16,051,310.87
10.1.6.10.10.00	Public Sector	139,469.90
10.1.6.10.20.00	Private Sector	15,911,840.97
10.1.6.90.00.00	Allowance for Losses on Lending	(1,016,478.78)
10.1.8.00.00.00	OTHER CREDITS	4,362,965.25
10.1.8.20.00.00	Foreign Exchange Portfolio	2,954,276.58
10.1.8.30.00.00	Income Receivable	199,568.59
10.1.8.40.00.00	Negotiation and Intermediation of Securities	36,410.94
10.1.8.70.00.00	Sundry	1,211,427.49
10.1.8.90.00.00	Allowance for Losses on Other Credits	(38,718.35)
10.1.9.00.00.00	OTHER ASSETS	279,104.14
10.1.9.40.00.00	Other Assets	99,939.99
10.1.9.70.00.00	Allowance for Other Assets Losses	(22,648.00)
10.1.9.90.00.00	Prepaid Expenses	201,812.15
10.2.0.00.00.00	LONG-TERM ASSETS	25,398,458.28
10.2.2.00.00.00	INTERBANK INVESTMENTS	1,010,956.31
10.2.2.22.00.00	Interbank Deposits	1,010,956.31
10.2.3.00.00.00	MARKETABLE SECURITIES	11,286,140.86
10.2.3.10.00.00	Own Portfolio	2,947,950.28
10.2.3.20.00.00	Subject to Repurchase Commitments	7,865,238.73
10.2.3.40.00.00	Pledged under Guarantees Rendered	153,315.18
10.2.3.85.00.00	Derivative Financial Instruments	319,636.67
10.2.4.00.00.00	INTERBANK ACCOUNTS	50,344.78
10.2.4.20.00.00	Compulsory Deposits	50,344.78
10.2.4.20.40.00	National Housing System - SFH	50,344.78
10.2.6.00.00.00	LENDING OPERATIONS	10,318,013.67
10.2.6.10.00.00	Lending Operations	10,722,458.15
10.2.6.10.10.00	Public Sector	876,248.84
10.2.6.10.20.00	Private Sector	9,846,209.31
10.2.6.90.00.00	Allowance for Losses on Lending	(404,444.48)
10.2.8.00.00.00	OTHER CREDITS	2,462,597.70
10.2.8.10.00.00	Receivables on Guarantees Honored	29,850.42
10.2.8.20.00.00	Foreign Exchange Portfolio	82,949.22

10.2.8.30.00.00	Income Receivable	5,395.26
10.2.8.70.00.00	Sundry	2,349,464.68
10.2.8.90.00.00	Allowance for Losses on Other Credits	(5,061.88)
10.2.9.00.00.00	OTHER ASSETS	270,404.96
10.2.9.90.00.00	Prepaid Expenses	270,404.96
10.3.0.00.00.00	PERMANENT ASSETS	7,755,548.52
10.3.1.00.00.00	INVESTMENTS	6,992,198.35
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	6,962,207.01
10.3.1.20.10.00	Local	4,914,812.65
10.3.1.20.20.00	Foreign	2,047,394.36
10.3.1.50.00.00	Other Investments	60,726.54
10.3.1.90.00.00	Allowance for Losses	(30,735.20)
10.3.2.00.00.00	FIXED ASSETS	324,072.56
10.3.2.30.00.00	Land and buildings in use	178,877.70
10.3.2.40.00.00	Other Fixed Assets	833,338.88
10.3.2.90.00.00	Accumulated Depreciation	(688,144.02)
10.3.4.00.00.00	DEFERRED CHARGES	439,277.61
10.3.4.10.00.00	Organization and Expansion Costs	989,842.28
10.3.4.90.00.00	Accumulated Amortization	(550,564.67)
40.0.0.00.00.00	TOTAL LIABILITIES	86,425,041.86
40.1.0.00.00.00	CURRENT LIABILITIES	44,657,681.72
40.1.1.00.00.00	DEPOSITS	20,661,223.45
40.1.1.10.00.00	Demand Deposits	3,885,120.53
40.1.1.20.00.00	Savings Deposits	4,806,023.72
40.1.1.30.00.00	Interbank Deposits	157,085.75
40.1.1.40.00.00	Time Deposits	11,810,566.16
40.1.1.90.00.00	Other Deposits	2,427.29
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	13,545,520.40
40.1.2.10.00.00	Own Portfolio	8,966,472.42
40.1.2.20.00.00	Third Parties Portfolio	3,145,755.91
40.1.2.30.00.00	Unrestricted Portfolio	1,433,292.07
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,247,578.02
40.1.3.30.00.00	Mortgage Notes	534,626.66
40.1.3.50.00.00	Securities Abroad	712,951.36
40.1.4.00.00.00	INTERBANK ACCOUNTS	668,832.86
40.1.4.10.00.00	Receipts and Payments Pending Settlement	647,058.81
40.1.4.40.00.00	Correspondent Banks	21,774.05
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	334,626.50
40.1.5.10.00.00	Third-Party Funds in Transit	325,855.09
40.1.5.20.00.00	Internal Transfer of Funds	8,771.41
40.1.6.00.00.00	BORROWINGS	2,167,005.95
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	246.79
40.1.6.30.00.00	Foreign Borrowings	2,166,759.16
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,963,498.31
40.1.7.10.00.00	National Treasury	8,731.64
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	643,454.78
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,301,986.19
40.1.7.90.00.00	Other Institutions	9,325.70
40.1.8.00.00.00	FOREIGN ONLENDINGS	32,501.23
40.1.8.10.00.02	Foreign Onlendings	32,501.23
40.1.9.00.00.00	OTHER LIABILITIES	4,036,895.00
40.1.9.10.00.00	Collection of Taxes and Social Contributions	592,697.71
40.1.9.20.00.00	Foreign Exchange Portfolio	1,448,884.09
40.1.9.30.00.00	Social and Statutory	222,182.97
40.1.9.40.00.00	Taxes and Social Security	293,685.75
40.1.9.50.00.00	Negotiation and Intermediation of Securities	886.06
40.1.9.85.00.00	Subordinated Debit	115,781.29

40.1.9.87.00.00	Derivative Financial Instruments	787,040.55
40.1.9.90.00.00	Sundry	575,736.58
40.2.0.00.00.00	LONG-TERM LIABILITIES	32,252,631.15
40.2.1.00.00.00	DEPOSITS	21,498,331.70
40.2.1.30.00.00	Interbank Deposits	4,968,452.20
40.2.1.40.00.00	Time Deposits	16,529,879.50
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	486,480.01
40.2.3.30.00.00	Mortgage Notes	133.67
40.2.3.50.00.00	Securities Abroad	486,346.34
40.2.6.00.00.00	BORROWINGS	950,885.91
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	637.94
40.2.6.30.00.00	Foreign Borrowings	950,247.97
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,219,759.34
40.2.7.10.00.00	National Treasury	60,066.09
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	1,880,072.48
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,196,171.74
40.2.7.90.00.00	Other Institutions	83,449.03
40.2.8.00.00.00	FOREIGN ONLENDINGS	86,534.55
40.2.8.10.00.00	Foreign Onlendings	86,534.55
40.2.9.00.00.00	OTHER LIABILITIES	6,010,639.64
40.2.9.20.00.00	Foreign Exchange Portfolio	84,309.04
40.2.9.40.00.00	Taxes and Social Security	826,921.19
40.2.9.85.00.00	Subordinated Debt	2,737,994.48
40.2.9.87.00.00	Derivative Financial Instruments	240,450.71
40.2.9.90.00.00	Sundry	2,120,964.22
40.5.0.00.00.00	DEFERRED INCOME	12,083.44
40.5.1.00.00.00	Deferred Income	12,083.44
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	9,502,645.55
40.6.1.00.00.00	Capital	5,000,000.00
40.6.1.10.00.00	Local Residents	3,473,149.75
40.6.1.20.00.00	Foreign Residents	1,526,850.25
40.6.4.00.00.00	Capital Reserves	159,613.29
40.6.5.00.00.00	Revaluation Reserves	5,471.85
40.6.6.00.00.00	Revenue Reserves	4,172,731.72
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(9,759.72)
40.6.8.00.00.00	Retained Earnings	227,868.56
40.6.9.00.00.00	Treasury Stocks	(53,280.15)

7003 - STATEMENT OF INCOME

		From January 1, 2006	From January 1, 2006
CODE	DESCRIPTION	to March 31, 2006	to March 31, 2006

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	3,493,799.57	3,493,799.57
10.1.1.10.10.11	Lending Operations	1,626,496.40	1,626,496.40
10.1.1.10.10.15	Marketable Securities	1,391,788.70	1,391,788.70
10.1.1.10.10.16	Derivative Financial Instruments	291,529.57	291,529.57
10.1.1.10.10.19	Compulsory Deposits	50,475.30	50,475.30
10.1.1.10.10.19	Foreign Exchange Transactions	133,509.60	133,509.60
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,321,266.86)	(2,321,266.86)
10.1.1.10.20.12	Deposits and Securities Sold	(1,909,058.49)	(1,909,058.49)
10.1.1.10.20.14	Borrowings and Onlendings	(159,921.13)	(159,921.13)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(252,287.24)	(252,287.24)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL
	INTERMEDIATION	1,172,532.71	1,172,532.71
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(479,837.00)	(479,837.00)
10.1.1.20.21.00	Services Rendered	440,633.51	440,633.51
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(431,209.04)	(431,209.04)
10.1.1.20.24.00	Other Administrative Expenses	(410,740.15)	(410,740.15)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(144,810.45)	(144,810.45)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	323,979.33	323,979.33
10.1.1.20.25.00	Other Operating Income	28,984.65	28,984.65
10.1.1.20.32.00	Other Operating Expenses	(286,674.85)	(286,674.85)
10.1.1.00.00.00	OPERATING INCOME	692,695.71	692,695.71
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(6,109.18)	(6,109.18)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	686,586.53	686,586.53
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(74,986.43)	(74,986.43)
10.2.1.00.00.00	Provision for Income Tax	(114,182.56)	(114,182.56)
10.2.2.00.00.00	Provision for Social Contribution	(41,458.38)	(41,458.38)
10.2.3.00.00.00	Deferred Tax Asset	80,654.51	80,654.51
10.3.0.00.00.00	PROFIT SHARING	(91,154.79)	(91,154.79)
10.0.0.00.00.00	NET INCOME	520,445.31	520,445.31
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(202,922.03)	(202,922.03)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.0003732059374940	0.0003732059374940

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES		UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL
					LEGAL	STATUTORY

00.0.1.00.00.00 AT JANUARY 31, 2006		5,000,000.00	160,139.04	5,506.71	483,033.39	3,698,497.83	27,283.38	-	(50,827.97)	9,323,632.38
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	(89,654.72)	-	(89,654.72)
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES
	ADJUSTMENTS - MARKETABLE
	SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	-	-	-	-	-	(37,043.10)	-	-	(37,043.10)
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	OWN STOCKS ACQUISITION /
	CANCELATION	-	(525.75)	-	-	(8,800.00)	-	-	(2,452.28)	(11,778.03)
00.0.1.15.00.00	REVALUATION RESERVE ON
	SUBISIDIARIES/ASSOCIATED	-	-	(34.86)	-	-	-	-	-	(34.86)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	520,445.31	-	520,445.31
00.0.1.19.00.00	DESTINATIONS:
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(202,922.03)		(202,922.03)
00.0.1.01.00.00 AT MARCH 31, 2006		5,000,000.00	159,613.29	5,471.85	483,033.39	3,689,697.83	(9,759.72)	227,868.56	(53,280.25)	9,502,644.95
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	(525.75)	(34.86)	-	(8,800.00)	(37,043.10)	227,868.56	(2,452.28)	179,012.57
00.0.6.00.00.00	INTEREST ON OWN CAPITAL
	PER SHARE									0.000145066238840

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From January 1, 2006 to March 31, 2006

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	5,533,542.52
10.1.0.00.00.00	NET INCOME FOR THE PERIOD	309,622.42
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(396.07)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(101,432.75)
10.3.3.00.00.00	Other (+/-)	(101,432.75)
10.5.0.00.00.00	THIRD PARTY FUNDS	5,325,748.92
10.5.1.00.00.00	Increase in Liabilities	4,426,548.24
10.5.1.01.00.00	Deposits	1,571,404.97
10.5.1.02.00.00	Securities Purchased Under Resale Agreements	1,772,496.42
10.5.1.05.00.00	Mortgage notes	19,717.00
10.5.1.07.00.00	Interbank and Interdepartmental accounts	495,030.64
10.5.1.09.00.00	Other Liabilities	567,899.21
10.5.2.00.00.00	Decrease in Assets	614,877.45
10.5.2.02.00.00	Marketable Securities	359,503.57
10.5.2.06.00.00	Other Credits	255,373.88
10.5.3.00.00.00	Sale of Assets and Investments	77,813.23
10.5.3.02.00.00	Foreclosed Assets	8,432.35
10.5.3.03.00.00	Fixed Assets	164.58
10.5.3.05.00.00	Investments	69,216.30
10.5.4.00.00.00	Dividends Received from Subsidiary Companies	206,510.00
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	5,453,900.09
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	202,922.03
20.4.0.00.00.00	INVESTMENTS IN	1,309,237.28
20.4.2.00.00.00	Foreclosed Assets	19,544.02
20.4.3.00.00.00	Fixed Assets	11,881.13
20.4.5.00.00.00	Investments	1,277,812.13
20.5.0.00.00.00	DEFERRED CHARGES	56,099.23
20.6.0.00.00.00	INCREASE IN ASSETS	3,653,558.83
20.6.1.00.00.00	Interbank Investments	2,404,267.52
20.6.3.00.00.00	Interbank and Interdepartmental accounts	980,906.63
20.6.4.00.00.00	Lending Operations	238,779.43
20.6.7.00.00.00	Other Assets	29,605.25
20.7.0.00.00.00	DECREASE IN LIABILITIES	232,082.72
20.7.8.00.00.00	Borrowings and Onlendings	232,082.72
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	79,642.43

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,026,279.13
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,105,921.56
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	79,642.43

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	March 31,2006

10.0.0.00.00.00	TOTAL ASSETS	93,770,432.46
10.1.0.00.00.00	CURRENT ASSETS	66,200,621.11
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,246,282.46
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	14,908,706.14
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	11,481,297.58
10.1.2.22.00.00	Interbank Deposits	3,427,408.56
10.1.3.00.00.00	MARKETABLE SECURITIES	13,278,046.29
10.1.3.10.00.00	Own Portfolio	9,085,124.27
10.1.3.20.00.00	Subject to Repurchase Commitments	1,080,890.35
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,525,908.22
10.1.3.40.00.00	Pledged under Guarantees Rendered	842,678.96
10.1.3.85.00.00	Derivative Financial Instruments	743,444.49
10.1.4.00.00.00	INTERBANK ACCOUNTS	6,213,817.09
10.1.4.10.00.00	Payments and Receipts Pending Settlement	553,877.12
10.1.4.20.00.00	Compulsory Deposits	5,649,673.05
10.1.4.20.10.00	Brazilian Central Bank	5,649,566.81
10.1.4.20.40.00	National Housing System - SFH	106.24
10.1.4.80.00.00	Correspondent Banks	10,266.92
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	50,239.99
10.1.5.10.00.00	Third-party Funds in Transit	1,112.06
10.1.5.20.00.00	Internal Transfers of Funds	49,127.93
10.1.6.00.00.00	LENDING OPERATIONS	20,826,685.19
10.1.6.10.00.00	Lending Operations	22,475,574.54
10.1.6.10.10.00	Public Sector	139,469.90
10.1.6.10.20.00	Private Sector	22,336,104.64
10.1.6.90.00.00	Allowance for Losses on Lending	(1,648,889.35)
10.1.7.00.00.00	LEASING OPERATIONS	511,103.18
10.1.7.10.00.00	Leasing Operations	523,317.11
10.1.7.10.20.00	Private Sector	523,317.11
10.1.7.90.00.00	Allowance for Losses on Leasing	(12,213.93)
10.1.8.00.00.00	OTHER CREDITS	8,662,247.30
10.1.8.20.00.00	Foreign Exchange Portfolio	2,954,276.58
10.1.8.30.00.00	Income Receivable	106,464.70
10.1.8.40.00.00	Negotiation and Intermediation of Securities	247,727.18
10.1.8.70.00.00	Sundry	5,438,457.14
10.1.8.90.00.00	Allowance for Losse on Other Credits	(84,678.30)
10.1.9.00.00.00	OTHER ASSETS	503,493.47
10.1.9.40.00.00	Other Assets	210,466.36
10.1.9.70.00.00	Allowance for Other Assets Losses	(57,424.51)
10.1.9.90.00.00	Prepaid Expenses	350,451.62
10.2.0.00.00.00	LONG-TERM ASSETS	24,480,064.59
10.2.2.00.00.00	INTERBANK INVESTMENTS	716,077.77
10.2.2.22.00.00	Interbank Deposits	716,077.77
10.2.3.00.00.00	MARKETABLE SECURITIES	6,966,153.10
10.2.3.10.00.00	Own Portfolio	3,408,017.29
10.2.3.20.00.00	Subject to Repurchase Commitments	3,048,454.20
10.2.3.70.00.00	Pledged with Brazilian Central Bank	24,101.99
10.2.3.40.00.00	Pledged under Guarantees Rendered	169,455.46
10.2.3.85.00.00	Derivative Financial Instruments	316,124.16
10.2.4.00.00.00	INTERBANK ACCOUNTS	50,344.78
10.2.4.20.00.00	Compulsory Deposits	50,344.78
10.2.4.20.40.00	National Housing System - SFH	50,344.78
10.2.6.00.00.00	LENDING OPERATIONS	11,081,978.40
10.2.6.10.00.00	Lending Operations	11,529,965.11
10.2.6.10.10.00	Public Sector	876,248.84
10.2.6.10.20.00	Private Sector	10,653,716.27
10.2.6.90.00.00	Allowance for Losses on Lending	(447,986.71)
10.2.7.00.00.00	LEASING OPERATIONS	401,083.45
10.2.7.10.00.00	Leasing Operations	411,145.35
10.2.7.10.20.00	Private Sector	411,145.35
10.2.7.90.00.00	Allowance for Losses on Leasing	(10,061.90)
10.2.8.00.00.00	OTHER CREDITS	4,975,378.85
10.2.8.10.00.00	Receivables on Guarantees Honored	29,850.42
10.2.8.20.00.00	Foreign Exchange Portfolio	82,949.22
10.2.8.30.00.00	Income Receivable	6,967.23
10.2.8.40.00.00	Negotiation and Intermediation of Securities	203.48
10.2.8.70.00.00	Sundry	4,865,772.07
10.2.8.90.00.00	Allowance for Losses on Other Credits	(10,363.57)
10.2.9.00.00.00	OTHER ASSETS	289,048.24
10.2.9.90.00.00	Prepaid Expenses	289,048.24
10.3.0.00.00.00	PERMANENT ASSETS	3,089,746.76
10.3.1.00.00.00	INVESTMENTS	1,289,138.74
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	1,162,421.08
10.3.1.20.10.00	Local	1,162,421.08
10.3.1.50.00.00	Other Investments	192,699.10
10.3.1.90.00.00	Allowance for Losses	(65,981.44)
10.3.2.00.00.00	FIXED ASSETS	866,604.75
10.3.2.30.00.00	Land and buildings in use	615,502.24
10.3.2.40.00.00	Other Fixed Assets	1,465,270.02
10.3.2.90.00.00	Accumulated Depreciation	(1,214,167.51)
10.3.4.00.00.00	DEFERRED CHARGES	934,003.27
10.3.4.10.00.00	Organization and Expansion Costs	1,724,302.56
10.3.4.90.00.00	Accumulated Amortization	(790,299.29)
40.0.0.00.00.00	TOTAL LIABILITIES	93,770,432.46
40.1.0.00.00.00	CURRENT LIABILITIES	52,398,720.59
40.1.1.00.00.00	DEPOSITS	20,335,389.10
40.1.1.10.00.00	Demand Deposits	3,958,435.46
40.1.1.20.00.00	Savings Deposits	5,247,985.90
40.1.1.30.00.00	Interbank Deposits	3,744.47
40.1.1.40.00.00	Time Deposits	11,122,795.97
40.1.1.90.00.00	Other Deposits	2,427.30
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	11,356,464.45
40.1.2.10.00.00	Own Portfolio	8,260,248.66
40.1.2.20.00.00	Third Parties Portfolio	1,682,862.78
40.1.2.30.00.00	Unrestricted Portfolio	1,413,353.01
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,098,154.75
40.1.3.30.00.00	Mortgage Notes	565,276.61
40.1.3.50.00.00	Securities Abroad	532,878.14
40.1.4.00.00.00	INTERBANK ACCOUNTS	723,771.26
40.1.4.10.00.00	Receipts and Payments Pending Settlement	689,037.20
40.1.4.40.00.00	Correspondent Banks	34,734.06
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	326,994.14
40.1.5.10.00.00	Third-Party Funds in Transit	321,583.56
40.1.5.20.00.00	Internal Transfer of Funds	5,410.58
40.1.6.00.00.00	BORROWINGS	2,359,946.11
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	246.79
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	155,538.52
40.1.6.30.00.00	Foreign Borrowings	2,204,160.80
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,349,784.26
40.1.7.10.00.00	National Treasury	8,731.64
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	643,454.78
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,688,272.14
40.1.7.90.00.00	Other Instituituions	9,325.70
40.1.8.00.00.00	FOREIGN ONLENDINGS	32,501.23
40.1.8.10.00.00	Foreign Onlendings	32,501.23
40.1.9.00.00.00	OTHER LIABILITIES	13,815,715.29
40.1.9.10.00.00	Collection of Taxes and Social Contributions	654,111.85
40.1.9.20.00.00	Foreign Exchange Portfolio	1,448,884.09
40.1.9.30.00.00	Social and Statutory	329,570.24
40.1.9.40.00.00	Taxes and Social Security	530,388.36
40.1.9.50.00.00	Negotiation and Intermediation of Securities	265,409.56
40.1.9.85.00.00	Subordinated Debt	113,387.45
40.1.9.87.00.00	Derivative Financial Instruments	748,527.73
40.1.9.90.00.00	Sundry	9,725,436.01
40.2.0.00.00.00	LONG-TERM LIABILITIES	31,010,790.12
40.2.1.00.00.00	DEPOSITS	16,379,612.85
40.2.1.40.00.00	Time Deposits	16,379,612.85
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	410,911.36
40.2.3.30.00.00	Mortgage Notes	133.67
40.2.3.50.00.00	Securities Abroad	410,777.69
40.2.6.00.00.00	BORROWINGS	837,189.43
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	637.94
40.2.6.30.00.00	Foreign Borrowings	836,551.49
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,649,811.89
40.2.7.10.00.00	National Treasury	60,066.09
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	1,880,072.48
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,626,224.29
40.2.7.90.00.00	Other Instituituions	83,449.03
40.2.8.00.00.00	FOREIGN ONLENDINGS	86,534.55
40.2.8.10.00.00	Foreign Onlendings	86,534.55
40.2.9.00.00.00	OTHER LIABILITIES	9,646,730.04
40.2.9.20.00.00	Foreign Exchange Portfolio	84,309.04
40.2.9.40.00.00	Taxes and Social Security	2,045,058.39
40.2.9.85.00.00	Subordinated Debt	2,708,974.27
40.2.9.87.00.00	Derivative Financial Instruments	240,450.71
40.2.9.90.00.00	Sundry	4,567,937.63
40.5.0.00.00.00	DEFERRED INCOME	60,097.71
40.5.1.00.00.00	Deferred Income	60,097.71
40.9.0.00.00.00	MINORITY INTEREST	798,178.49
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	9,502,645.55
40.6.1.00.00.00	Capital	5,000,000.00
40.6.1.10.00.00	Local Residents	3,473,149.75
40.6.1.20.00.00	Foreign Residents	1,526,850.25
40.6.4.00.00.00	Capital Reserves	159,613.29
40.6.5.00.00.00	Revaluation Reserve	5,471.85
40.6.6.00.00.00	Revenue Reserves	4,172,731.72
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(9,759.72)
40.6.8.00.00.00	Retained Earnings	227,868.56
40.6.9.00.00.00	Treasury Stocks	(53,280.15)

7007 - CONSOLIDATED STATEMENT OF INCOME

		From January 1, 2006	From January 1, 2006
CODE	DESCRIPTION	to March 31, 2006	to March 31, 2006

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	4,190,278.63	4,190,278.63
10.1.1.10.10.11	Lending Operations	2,631,453.98	2,631,453.98
10.1.1.10.10.13	Leasing Operations	39,018.43	39,018.43
10.1.1.10.10.15	Marketable Securities	1,079,956.97	1,079,956.97
10.1.1.10.10.16	Derivative Financial Instruments	254,751.54	254,751.54
10.1.1.10.10.17	Foreign Exchange Transactions	50,885.48	50,885.48
10.1.1.10.10.19	Compulsory Deposits	134,212.23	134,212.23
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,459,050.13)	(2,459,050.13)
10.1.1.10.20.12	Deposits and Securities Sold	(1,634,503.65)	(1,634,503.65)
10.1.1.10.20.14	Borrowings and Onlendings	(182,101.27)	(182,101.27)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(642,445.21)	(642,445.21)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,731,228.50	1,731,228.50
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(896,698.53)	(896,698.53)
10.1.1.20.21.00	Services Rendered	863,305.94	863,305.94
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(541,862.37)	(541,862.37)
10.1.1.20.24.00	Other Administrative Expenses	(813,306.09)	(813,306.09)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(239,408.21)	(239,408.21)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	16,054.60	16,054.60
10.1.1.20.25.00	Other Operating Income	1,362,727.10	1,362,727.10
10.1.1.20.32.00	Other Operating Expenses	(1,544,209.50)	(1,544,209.50)
10.1.1.00.00.00	OPERATING INCOME	834,529.97	834,529.97
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(2,607.04)	(2,607.04)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	831,922.93	831,922.93
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(147,348.42)	(147,348.42)
10.2.1.00.00.00	Provision for income tax	(183,792.80)	(183,792.80)
10.2.2.00.00.00	Provision for social contribution	(59,141.15)	(59,141.15)
10.2.3.00.00.00	Deferred tax asset	95,585.53	95,585.53
10.3.0.00.00.00	PROFIT SHARING	(111,877.90)	(111,877.90)
40.0.0.00.00.00	MINORITY INTEREST	(52,251.30)	(52,251.30)
10.0.0.00.00.00	NET INCOME	572,696.61	572,696.61
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(202,922.03)	(202,922.03)
30.0.0.00.00.00	NET INCOME PER SHARE	0.000409413128821	0.000409413128821

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES		UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL
					LEGAL	STATUTORY

00.0.1.01.00.00	AT JANUARY 31, 2006	5,000,000.00	160,139.04	5,506.71	483,033.39	3,698,497.83	27,283.38	-	(50,827.97)	9,323,632.38
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	(89,654.72)	-	(89,654.72)
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	(37,043.10)	-	-	(37,043.10)
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	OWN STOCKS ACQUISITION /CANCELATION	-	(525.75)	-	-	(8,800.00)	-	-	(2,452.28)	(11,778.03)
00.0.1.15.00.00	REVALUATION RESERVE ON SUBISIDIARIES/ASSOCIATED	-	-	(34.86)	-	-	-	-	-	(34.86)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	520,445.31	-	520,445.31
00.0.1.19.00.00	DESTINATIONS:
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(202,922.03)		(202,922.03)
00.0.1.01.00.00	AT MARCH 31, 2006	5,000,000.00	159,613.29	5,471.85	483,033.39	3,689,697.83	(9,759.72)	227,868.56	(53,280.25)	9,502,644.95
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	(525.75)	(34.86)	-	(8,800.00)	(37,043.10)	227,868.56	(2,452.28)	179,012.57
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE									0.000145066238840

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

		From January 1, 2006
CODE	DESCRIPTION	to March 31, 2006

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	3,341,538.24
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	633,072.57
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(15,672.34)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(101,432.75)
10.3.3.00.00.00	Other (+/-)	(101,432.75)
10.5.0.00.00.00	THIRD PARTY FUNDS	2,825,570.76
10.5.1.00.00.00	Increase in Liabilities	2,085,926.67
10.5.1.01.00.00	Deposits	1,215,727.99
10.5.1.05.00.00	Morgage Notes	17,630.87
10.5.1.07.00.00	Interbank and Interdepartmental accounts	572,815.64
10.5.1.09.00.00	Other Liabilities	279,752.17
10.5.2.00.00.00	Decrease in Assets	643,290.38
10.5.2.02.00.00	Marketable Securities	280,284.09
10.5.2.06.00.00	Other Credits	363,006.29
10.5.3.00.00.00	Sale of Assets and Investments	63,840.71
10.5.3.02.00.00	Foreclosed Assets	17,806.63
10.5.3.03.00.00	Fixed Assets	699.13
10.5.3.05.00.00	Investments	45,334.95
10.5.4.00.00.00	Dividends Received from Subsidiary Companies	32,513.00
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	3,248,986.06
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	202,922.03
20.4.0.00.00.00	INVESTMENTS IN	270,190.60
20.4.2.00.00.00	Foreclosed Assets	33,567.47
20.4.3.00.00.00	Fixed Assets	33,803.27
20.4.5.00.00.00	Investments	202,819.86
20.5.0.00.00.00	DEFERRED CHARGES	181,847.84
20.6.0.00.00.00	INCREASE IN ASSETS	2,284,457.73
20.6.1.00.00.00	Interbank Investments	943,109.23
20.6.3.00.00.00	Interbank and Interdepartmental accounts	995,172.04
20.6.4.00.00.00	Lending Operations	219,857.14
20.6.5.00.00.01	Leasing Operations	85,975.69
20.6.7.00.00.00	Other Assets	40,343.63
20.7.0.00.00.00	DECREASE IN LIABILITIES	309,567.86
20.7.2.00.00.00	Securities Purchased Under Resale Agreements	97,345.09
20.7.8.00.00.00	Borrowings and Onlendings	212,222.77
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	92,552.18

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,153,730.28
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,246,282.46
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	92,552.18

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	March 31, 2006

10.0.0.00.00.00	TOTAL ASSETS	87,662,161.55
10.1.0.00.00.00	CURRENT ASSETS	58,700,450.46
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,212,544.55
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	14,155,622.02
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	11,481,297.58
10.1.2.22.00.00	Interbank Deposits	2,674,324.44
10.1.3.00.00.00	MARKETABLE SECURITIES	7,196,364.00
10.1.3.10.00.00	Own Portfolio	3,251,040.97
10.1.3.20.00.00	Subject to Repurchase Commitments	1,078,809.39
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,525,908.22
10.1.3.40.00.00	Pledged under Guarantees Rendered	621,116.78
10.1.3.85.00.00	Derivative Financial Instruments	719,488.64
10.1.4.00.00.00	INTERBANK ACCOUNTS	6,220,308.58
10.1.4.10.00.00	Payments and Receipts Pending Settlement	558,942.53
10.1.4.20.00.00	Compulsory Deposits	5,649,750.15
10.1.4.20.10.00	Brazilian Central Bank	5,649,643.91
10.1.4.20.40.00	National Housing System - SFH	106.24
10.1.4.80.00.00	Correspondent Banks	11,615.90
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	49,952.33
10.1.5.10.00.00	Third-party Funds in Transit	1,112.06
10.1.5.20.00.00	Internal Transfers of Funds	48,840.27
10.1.6.00.00.00	LENDING OPERATIONS	21,549,036.73
10.1.6.10.00.00	Lending Operations	23,318,760.09
10.1.6.10.10.00	Public Sector	139,469.90
10.1.6.10.20.00	Private Sector	23,179,290.19
10.1.6.90.00.00	Allowance for Losses on Lending	(1,769,723.36)
10.1.7.00.00.00	LEASING OPERATIONS	(6,062.85)
10.1.7.10.00.00	Leasing Operations	461,924.52
10.1.7.10.20.00	Private Sector	461,924.52
10.1.7.80.00.00	Unearned Leasing Income	(455,773.44)
10.1.7.90.00.00	Allowance for Losses on Leasing	(12,213.93)
10.1.8.00.00.00	OTHER CREDITS	7,954,800.08
10.1.8.20.00.00	Foreign Exchange Portfolio	2,954,276.58
10.1.8.30.00.00	Income Receivable	188,583.41
10.1.8.40.00.00	Negotiation and Intermediation of Securities	247,369.02
10.1.8.70.00.00	Sundry	4,648,982.80
10.1.8.90.00.00	Allowance for Losses on Other Credits	(84,411.73)
10.1.9.00.00.00	OTHER ASSETS	367,885.02
10.1.9.40.00.00	Other Assets	149,754.02
10.1.9.70.00.00	Allowance for Other Assets Losses	(46,884.51)
10.1.9.90.00.00	Prepaid Expenses	265,015.51
10.2.0.00.00.00	LONG-TERM ASSETS	22,123,961.37
10.2.2.00.00.00	INTERBANK INVESTMENTS	677,936.72
10.2.2.22.00.00	Interbank Deposits	677,936.72
10.2.3.00.00.00	MARKETABLE SECURITIES	5,591,631.36
10.2.3.10.00.00	Own Portfolio	2,045,346.45
10.2.3.20.00.00	Subject to Repurchase Commitments	3,048,454.20
10.2.3.70.00.00	Pledged with Brazilian Central Bank	24,101.99
10.2.3.40.00.00	Pledged under Guarantees Rendered	160,278.72
10.2.3.85.00.00	Derivative Financial Instruments	313,450.00
10.2.4.00.00.00	INTERBANK ACCOUNTS	50,344.78
10.2.4.20.00.00	Compulsory Deposits	50,344.78
10.2.4.20.40.00	National Housing System - SFH	50,344.78
10.2.6.00.00.00	LENDING OPERATIONS	11,123,707.46
10.2.6.10.00.00	Lending Operations	11,576,084.75
10.2.6.10.10.00	Public Sector	876,248.84
10.2.6.10.20.00	Private Sector	10,699,835.91
10.2.6.90.00.00	Allowance for Losses on Lending	(452,377.29)
10.2.7.00.00.00	LEASING OPERATIONS	(10,061.90)
10.2.7.10.00.00	Leasing Operations	380,535.85
10.2.7.10.20.00	Private Sector	380,535.85
10.2.7.80.00.00	Unearned Leasing Income	(380,535.85)
10.2.7.90.00.00	Allowance for Losses on Leasing	(10,061.90)
10.2.8.00.00.00	OTHER CREDITS	4,401,409.79
10.2.8.10.00.00	Receivables on Guarantees Honored	29,850.42
10.2.8.20.00.00	Foreign Exchange Portfolio	82,949.22
10.2.8.30.00.00	Income Receivable	6,698.10
10.2.8.40.00.00	Negotiation and Intermediation of Securities	203.47
10.2.8.70.00.00	Sundry	4,290,797.99
10.2.8.90.00.00	Allowance for Losses on Other Credits	(9,089.41)
10.2.9.00.00.00	OTHER ASSETS	288,993.16
10.2.9.90.00.00	Prepaid Expenses	288,993.16
10.3.0.00.00.00	PERMANENT ASSETS	6,837,749.72
10.3.1.00.00.00	INVESTMENTS	3,986,052.59
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	3,551,670.94
10.3.1.20.10.00	Local Residents	2,262,764.89
10.3.1.20.20.00	Foreign residents	1,288,906.05
10.3.1.50.00.00	Other Investments	483,494.31
10.3.1.90.00.00	Allowance for Losses	(49,112.66)
10.3.2.00.00.00	FIXED ASSETS	383,318.44
10.3.2.30.00.00	Land and buildings in use	197,633.45
10.3.2.40.00.00	Other Fixed Assets	952,473.70
10.3.2.90.00.00	Accumulated Depreciation	(766,788.71)
10.3.3.00.00.00	LEASED FIXED ASSETS	1,308,680.35
10.3.3.20.00.00	Leased Assets	1,978,812.72
10.3.3.90.00.00	Accumulated depreciation	(670,132.37)
10.3.4.00.00.00	DEFERRED CHARGES	1,159,698.34
10.3.4.10.00.00	Organization and Expansion Costs	1,849,147.11
10.3.4.90.00.00	Accumulated Amortization	(689,448.77)
40.0.0.00.00.00	TOTAL LIABILITIES	87,662,161.55
40.1.0.00.00.00	CURRENT LIABILITIES	49,058,291.84
40.1.1.00.00.00	DEPOSITS	21,635,904.92
40.1.1.10.00.00	Demand Deposits	4,091,707.44
40.1.1.20.00.00	Savings Deposits	5,247,985.90
40.1.1.30.00.00	Interbank Deposits	3,744.47
40.1.1.40.00.00	Time Deposits	12,290,039.82
40.1.1.90.00.00	Other Deposits	2,427.29
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	12,818,814.50
40.1.2.10.00.00	Own Portfolio	8,883,131.27
40.1.2.20.00.00	Third Parties Portfolio	2,522,330.22
40.1.2.30.00.00	Unrestricted Portfolio	1,413,353.01
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,067,504.79
40.1.3.30.00.00	Mortgage Notes	534,626.65
40.1.3.50.00.00	Securities Abroad	532,878.14
40.1.4.00.00.00	INTERBANK ACCOUNTS	701,300.11
40.1.4.10.00.00	Receipts and Payments Pending Settlement	692,879.90
40.1.4.40.00.00	Correspondent Banks	8,420.21
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	335,140.99
40.1.5.10.00.00	Third-Party Funds in Transit	325,927.70
40.1.5.20.00.00	Internal Transfer of Funds	9,213.29
40.1.6.00.00.00	BORROWINGS	2,206,207.59
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	246.78
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	1,800.00
40.1.6.30.00.00	Foreign Borrowings	2,204,160.81
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,349,784.26
40.1.7.10.00.00	National Treasury	8,731.64
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	643,454.78
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,688,272.14
40.1.7.90.00.00	Other Institutions	9,325.70
40.1.8.00.00.00	FOREIGN ONLENDING	32,501.23
40.1.8.10.00.00	Foreign Onlending	32,501.23
40.1.9.00.00.00	OTHER LIABILITIES	7,911,133.45
40.1.9.10.00.00	Collection of Taxes and Social Contributions	595,758.68
40.1.9.20.00.00	Foreign Exchange Portfolio	1,448,884.09
40.1.9.30.00.00	Social and Statutory	240,640.27
40.1.9.40.00.00	Taxes and Social Security	426,357.93
40.1.9.50.00.00	Negotiation and Intermediation of Securities	260,015.59
40.1.9.85.00.00	Subordinated Debt	113,387.45
40.1.9.87.00.00	Derivative Financial Instruments	748,239.21
40.1.9.90.00.00	Sundry	4,077,850.23
40.2.0.00.00.00	LONG-TERM LIABILITIES	28,933,523.36
40.2.1.00.00.00	DEPOSITS	16,705,992.42
40.2.1.30.00.00	Interbank Deposits	16,705,992.42
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	410,911.36
40.2.3.30.00.00	Mortgage Notes	133.67
40.2.3.50.00.00	Securities Abroad	410,777.69
40.2.6.00.00.00	BORROWINGS	837,189.43
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	637.94
40.2.6.30.00.00	Foreign Borrowings	836,551.49
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,649,811.89
40.2.7.10.00.00	National Treasury	60,066.09
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	1,880,072.48
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,626,224.29
40.2.7.90.00.00	Other Institutions	83,449.03
40.2.8.00.00.00	FOREIGN ONLENDINGS	86,534.55
40.2.8.10.00.00	Foreign Onlendings	86,534.55
40.2.9.00.00.00	OTHER LIABILITIES	7,243,083.71
40.2.9.20.00.00	Foreign Exchange Portfolio	84,309.04
40.2.9.40.00.00	Taxes and Social Security	1,721,136.75
40.2.9.85.00.00	Subordinated Debt	2,708,974.27
40.2.9.87.00.00	Derivative Financial Instruments	240,450.72
40.2.9.90.00.00	Sundry	2,488,212.93
40.5.0.00.00.00	DEFERRED INCOME	26,898.50
40.5.1.00.00.00	Deferred Income	26,898.50
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	9,643,447.85
40.6.1.00.00.00	Capital	5,069,359.87
40.6.1.10.00.00	Local Residents	3,536,196.17
40.6.1.20.00.00	Foreign Residents	1,533,163.70
40.6.4.00.00.00	Capital Reserves	180,444.87
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	5,472.10
40.6.6.00.00.00	Revenue Reserves	4,207,695.82
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and Derivative Financial Instruments	(9,729.22)
40.6.8.00.00.00	Retained earnings	243,484.57
40.6.9.00.00.00	Treasury Stock	(53,280.16)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

		From January 1, 2006	From January 1, 2006
CODE	DESCRIPTION	to March 31, 2006	to March 31, 2006

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	4,212,062.57	4,212,062.57
10.1.1.10.10.11	Lending Operations	2,773,767.30	2,773,767.30
10.1.1.10.10.13	Leasing Operations	39,659.46	39,659.46
10.1.1.10.10.15	Marketable Securities	1,000,650.52	1,000,650.52
10.1.1.10.10.16	Derivative Financial Instruments	263,773.06	263,773.06
10.1.1.10.10.19	Compulsory Deposits	134,212.23	134,212.23
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,633,111.87)	(2,633,111.87)
10.1.1.10.20.12	Deposits and Securities Sold	(1,704,379.64)	(1,704,379.64)
10.1.1.10.20.14	Borrowings and Onlendings	(180,207.90)	(180,207.90)
10.1.1.10.20.18	Foreign Exchange Transactions	(58,626.70)	(58,626.70)
10.1.1.10.20.20	Provision for Lending, Leasing and Other Credits Losses	(689,897.63)	(689,897.63)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,578,950.70	1,578,950.70
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(805,038.02)	(805,038.02)
10.1.1.20.21.00	Services Rendered	590,200.05	590,200.05
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(423,058.54)	(423,058.54)
10.1.1.20.24.00	Other Administrative Expenses	(846,476.51)	(846,476.51)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(168,731.41)	(168,731.41)
10.1.1.20.23.00	Equity in Results of Subsidiary and Associated Companies	86,181.91	86,181.91
10.1.1.20.25.00	Other Operating Income	751,154.86	751,154.86
10.1.1.20.32.00	Other Operating Expenses	(794,308.38)	(794,308.38)
10.1.1.00.00.00	OPERATING INCOME	773,912.68	773,912.68
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(8,032.96)	(8,032.96)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	765,879.72	765,879.72
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(105,577.76)	(105,577.76)
10.2.1.00.00.00	Provision for Income Tax	(155,061.88)	(155,061.88)
10.2.2.00.00.00	Provision for Social Contribution	(49,181.07)	(49,181.07)
10.2.3.00.00.00	Deferred Tax Asset	98,665.19	98,665.19
10.3.0.00.00.00	PROFIT SHARING	(127,444.87)	(127,444.87)
10.0.0.00.00.00	NET INCOME	532,857.09	532,857.09
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(202,922.03)	(202,922.03)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000380932390068	0.000380932390068

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

		From January 1, 2006
CODE	DESCRIPTION	to March 31, 2006

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	5,731,715.18
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	752,575.66
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(1,263.06)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(98,316.66)
10.3.3.00.00.00	Other (+/-)	(98,316.66)
10.5.0.00.00.00	THIRD PARTY FUNDS	5,078,719.24
10.5.1.00.00.00	Increase in Liabilities	3,555,080.81
10.5.1.01.00.00	Deposits	1,611,691.51
10.5.1.02.00.00	Securities Sold under Repurchase Agreements	1,368,671.39
10.5.1.05.00.00	Mortgage Notes	19,716.99
10.5.1.07.00.00	Interbank and Interdepartmental accounts	555,000.92
10.5.2.00.00.00	Decrease in Assets	876,148.97
10.5.2.02.00.00	Marketable Securities	531,381.23
10.5.2.05.00.00	Leasing Operations	1,217.64
10.5.2.06.00.00	Other Credits	343,550.10
10.5.3.00.00.00	Sale of Assets and Investments	442,545.88
10.5.3.02.00.00	Foreclosed Assets	15,301.99
10.5.3.03.00.00	Fixed Assets	164.58
10.5.3.04.00.00	Leased Fixed Assets	46,276.41
10.5.3.05.00.00	Investments	380,802.90
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	204,943.58
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	5,657,842.60
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	202,922.03
20.4.0.00.00.00	INVESTMENTS IN	1,636,942.87
20.4.2.00.00.00	Foreclosed Assets	28,743.53
20.4.3.00.00.00	Fixed Assets	22,898.71
20.4.4.00.00.00	Leased Fixed Assets	279,445.29
20.4.5.00.00.00	Investments	1,305,855.34
20.5.0.00.00.00	DEFERRED CHARGES	255,685.97
20.6.0.00.00.00	INCREASE IN ASSETS	2,976,608.98
20.6.1.00.00.00	Interbank Investments	1,694,631.21
20.6.3.00.00.00	Interbank and Interdepartmental accounts	993,612.65
20.6.4.00.00.00	Lending Operations	257,697.89
20.6.7.00.00.00	Other Assets	30,667.23
20.7.0.00.00.00	DECREASE IN LIABILITIES	585,682.75
20.7.8.00.00.00	Borrowings and Onlendings	204,332.44
20.7.9.00.00.00	Other Liabilities	381,350.31
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	73,872.58

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,138,671.97
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,212,544.55
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	73,872.58

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF	DESCRIPTION	March 31, 2006

10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	90,742,311.45
10.1.0.00.00-2	AVAILABLE FUNDS	1,246,282.53
10.1.1.00.00-5	Cash	853,112.53
10.1.2.00.00-8	Bank Deposits	23,252.68
10.1.3.00.00-1	Free Reserves	217.22
10.1.5.00.00-7	Foreign Money Supply	369,700.10
10.1.5.10.00-4	FOREIGN BANK DEPOSITS	338,744.97
10.1.5.20.00-1	FOREIGN AVAILABLE FUNDS	30,955.12
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	15,624,783.92
10.2.1.00.00-4	Securities Purchased Under Resale Agreements	11,481,297.59
10.2.1.10.00-1	RESALES TO LIQUIDATE - OWN PORTFOLIO	6,867,571.97
10.2.1.10.10-4	Federal Government Securities	6,845,751.38
10.2.1.10.90-8	Other	21,820.59
10.2.1.20.00-8	RESALES TO LIQUIDATE - THIRD PORTFOLIO	4,100,337.56
10.2.1.30.00-5	RESALES TO LIQUIDATE - SHORT POSITION	513,388.06
10.2.2.00.00-7	Interbank Deposits	4,085,641.53
10.2.2.10.00-4	INTERBANK DEPOSITS	4,085,641.53
10.2.6.00.00-9	Foreign Currency Investments	57,844.80
10.2.6.10.00-6	PRIOR NOTICE AND FIXED TIME	57,844.80
10.3.0.00.00-0	MARKETABLE SECURITIES	20,244,199.39
10.3.1.00.00-3	Marketable Securities	12,493,163.02
10.3.1.10.00-0	FIXED RATE SECURITIES	10,198,482.60
10.3.1.10.10-3	Federal Government Securities	6,748,630.56
10.3.1.10.30-9	Financial Institutions	788,174.17
10.3.1.10.62-2	Certificates of Real Estate Receivables	110,090.91
10.3.1.10.90-7	Others	2,551,586.96
10.3.1.15.00-5	MUTUAL FUNDS	979,588.19
10.3.1.20.00-7	FLOATING RATE SECURITIES - TECHNICAL PROVISIONS RESERVE	284,137.64
10.3.1.20.10-0	Listed companies stocks	173,009.57
10.3.1.20.20-3	Non-listed companies stocks	15,500.03
10.3.1.20.40-9	Equity Funds	95,628.04
10.3.1.85.00-4	FOREIGN MARKETABLE SECURITIES	1,030,954.59
10.3.1.85.10-7	Brazilian Sovereign Bonds	236,258.55
10.3.1.85.20-0	Securities of Foreign Governments	218,576.09
10.3.1.85.30-3	Brazilian State-Owned Companies	48,690.33
10.3.1.85.90-1	Others	527,429.62
10.3.2.00.00-6	Subject to Commitments	4,129,344.55
10.3.2.10.00-3	SUBJECT TO REPURCHASE COMMITMENTS	4,129,344.55
10.3.2.10.10-6	Federal Government Securities	4,079,456.79
10.3.2.10.90-0	Other	49,887.76
10.3.3.00.00-9	DERIVATIVE FINANCIAL INSTRUMENTS	1,059,547.19
10.3.3.10.00-6	Derivative Financial Instruments	364,442.93
10.3.3.15.00-1	Derivative Financial Instruments - SWAP	695,104.26
10.3.4.00.00-2	Pledged With Brazilian Central Bank	1,550,010.21
10.3.4.10.00-9	PLEDGED WITH BRAZILIAN CENTRAL BANK	1,550,010.21
10.3.6.00.00-8	Pledged Under Guarantee Rendered	1,012,134.42
10.3.6.10.00-5	PLEDGED UNDER GUARANTEE RENDERED	1,012,134.42
10.3.6.10.10-8	Federal Government Securities	851,596.64
10.3.6.10.90-2	Other	160,537.78
10.4.0.00.00-9	INTERBANK ACCOUNTS	6,264,161.87
10.4.1.00.00-2	Check Clearing	553,877.12
10.4.2.00.00-5	Restricted Deposits	5,700,017.83
10.4.2.10.00-2	BRAZILIAN CENTRAL BANK	5,649,566.81
10.4.2.50.00-0	SFH - FAHBRE AND FGTS DEPOSITS TO REIMBURSE	106.25
10.4.2.65.00-2	SFH - SALARY VARIATIONS COMPENSATION FUND	50,344.77
10.4.2.65.10-5	Novation Option	50,344.77
10.4.4.00.00-1	Correspondent Banks	10,266.92
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	50,239.98
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	31,892,539.71
10.6.1.00.00-0	Lending Operations	31,908,664.46
10.6.1.10.00-7	LOANS AND DISCOUNTED LOANS	19,450,478.32
10.6.1.20.00-4	FINANCING	12,062,240.86
10.6.1.30.00-1	AGRICULTURAL	1,096,946.93
10.6.1.40.00-8	REAL ESTATE LOANS	1,395,874.41
10.6.1.40.30-7	Habitational Loans	1,395,874.41
10.6.1.90.00-3	ALLOWANCE FOR LOAN LOSSES	(2,096,876.06)
10.6.2.00.00-3	Leasing Operations	(16,124.75)
10.6.2.10.00-0	LEASING OPERATIONS	6,151.08
10.6.2.90.00-6	ALLOWANCE FOR LEASING OPERATIONS LOSSES	(22,275.83)
10.9.0.00.00-4	OTHER RECEIVABLES	15,420,104.05
10.9.1.00.00-7	Guarantees Honored	29,850.42
10.9.2.00.00-0	Foreign Exchange	3,037,225.81
10.9.2.06.00-4	UNSETTLED EXCHANGE PURCHASES	2,244,915.02
10.9.2.06.10-7	Export and Interbank Contracts	1,669,083.84
10.9.2.06.30-3	Financial	4,672.53
10.9.2.06.32-7	Financial - Foreign Exchage Contracts to Liquidate	224,326.28
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	346,832.37
10.9.2.20.00-4	EXCHANGE AND TIME DOCUMENTS IN FOREIGN CURRENCIES	92.93
10.9.2.25.00-9	RIGHTS ON FOREIGN EXCHANGE SOLD	868,068.28
10.9.2.25.10-2	Import And Financial Contracts	158,401.40
10.9.2.25.20-5	Interbank	30,576.00
10.9.2.25.22-9	Financial - Foreign Exchage Contracts to Compensate	316,321.92
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	362,768.96
10.9.2.26.00-8	(-) CONTRACTS ADVANCES IN LOCAL CURRENCY	(99,583.65)
10.9.2.50.00-5	INCOME RECEIVABLE OF CONTRACTED ADVANCES AND IMPORT CONTRACTS	23,733.23
10.9.3.00.00-3	INCOME RECEIVABLE	141,129.56
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	247,930.65
10.9.4.30.00-7	DEBTS TO LIQUIDATE	207,021.02
10.9.4.40.00-4	FINANCIAL ASSETS AND COMMODITIES TRANSACTIONS TO LIQUIDATE	36,596.57
10.9.4.53.00-8	INTERMEDIATION OF SWAP OPERATIONS	4,313.06
10.9.5.00.00-9	Specific Credits	1,035,948.16
10.9.5.30.00-0	INSURANCE COMPANIES	1,035,948.16
10.9.5.30.10-3	Receivables of Insurance Operations	1,028,747.52
10.9.5.30.20-6	Notes and Credits Receivable	7,200.64
10.9.7.00.00-5	Other	9,744,358.52
10.9.7.25.00-4	FORECLOSED ASSETS	210,466.36
10.9.7.25.90-1	Other Assets	210,466.36
10.9.7.30.00-6	PROVISION FOR LOSSES	(57,424.51)
10.9.7.30.90-3	Other Assets	(57,424.51)
10.9.7.40.00-3	DEFERRED TAX AND SOCIAL CONTRIBUTION	2,740,182.77
10.9.7.40.10-6	Deferred Tax - Real After 5 years	107,147.45
10.9.7.40.20-9	Deferred Tax - Real less than 5 years	2,148,591.31
10.9.7.40.50-8	Deferred Tax	484,444.01
10.9.7.45.00-8	PREPAID TAXES	707,428.25
10.9.7.50.00-0	TAX RECOVERY	48,425.16
10.9.7.90.00-8	FOREIGN DEBTORS	46,485.37
10.9.7.95.00-3	LOCAL DEBTORS	6,048,795.12
10.9.8.00.00-8	Nonperforming Loans and Allowance for Other Credits Losses	(95,328.19)
10.9.8.90.00-1	ALLOWANCE FOR OTHER CREDITS LOSSES	(95,328.19)
10.9.9.00.00-1	Prepaid Expenses	1,278,989.12
20.0.0.00.00-6	PERMANENT ASSETS	4,416,846.34
20.1.0.00.00-5	INVESTMENTS	894,943.75
20.1.2.00.00-1	Investments In Subsidiary Companies	204,165.71
20.1.2.10.00-8	INVESTMENTS IN SUBSIDIARY COMPANIES	204,165.71
20.1.2.10.90-5	Other	204,165.71
20.1.3.00.00-4	Fiscal Incentive Investments	6,726.58
20.1.4.00.00-7	Membership Certificates	41,862.20
20.1.4.10.00-4	MEMBERSHIP CERTIFICATES	41,894.53
20.1.4.10.10-7	Securities Exchanges and CETIP	41,681.26
20.1.4.10.90-1	Other	213.27
20.1.4.99.00-1	ALLOWANCE FOR MEMBERSHIP CERTIFICATES LOSSES	(32.33)
20.1.5.00.00-0	Stocks And Quotas	17,374.44
20.1.5.10.00-7	STOCKS AND QUOTAS	20,115.71
20.1.5.10.10-0	Companies of Liquidation and Custody Pledged to Securities Exchange	7,146.81
20.1.5.10.20-3	Other	12,968.90
20.1.5.20.00-4	SHARES OF PRIVATE COMPANIES	496.96
20.1.5.99.00-4	ALLOWANCE FOR SHARES AND QUOTAS LOSSES	(3,238.23)
20.1.5.99.10-7	Companies of Liquidation and Custody Pledged to Securities Exchange	(229.22)
20.1.5.99.20-0	Other	(3,009.01)
20.1.9.00.00-2	Other Investments	624,814.82
20.1.9.90.00-5	OTHER INVESTMENTS	631,206.84
20.1.9.99.00-6	ALLOWANCE FOR LOSSES	(6,392.02)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	866,568.89
20.2.1.00.00-7	Storaged Furniture And Equipment	2,823.57
20.2.2.00.00-0	Property And Equipment In Process	6,106.34
20.2.3.00.00-3	Land And Buildings	419,663.62
20.2.3.10.00-0	LAND AND BUILDINGS	609,750.77
20.2.3.99.00-7	ACCUMULATED DEPRECIATION OF LAND AND BUILDINGS	(190,087.15)
20.2.4.00.00-6	Furniture And Equipment	122,070.25
20.2.4.10.00-3	FURNITURE AND EQUIPMENT	336,338.66
20.2.4.99.00-0	ACCUMULATED DEPRECIATION OF FURNITURE AND EQUIPMENT	(214,268.41)
20.2.8.00.00-8	Others	315,905.11
20.2.8.90.00-1	OTHER OPERATING ASSETS	1,125,532.36
20.2.8.99.00-2	ACCUMULATED DEPRECIATION OF OTHER OPERATING ASSETS	(809,627.25)
20.3.0.00.00-3	LEASED ASSETS	1,308,680.35
20.4.0.00.00-2	DEFERRED CHARGES	1,346,653.35
20.4.1.00.00-5	Organization And Expansion Costs	3,243,916.23
20.4.1.10.00-2	LEASED LOSSES TO AMORTIZE	65,925.98
20.4.1.90.00-8	OTHERS ORGANIZATION AND EXPANSION COSTS	3,177,990.25
20.4.9.00.00-9	Accumulated Amortization	(1,897,262.88)
20.4.9.10.00-6	LEASED LOSSES TO AMORTIZE	(43,299.00)
20.4.9.90.00-2	OTHER	(1,853,963.88)
30.0.0.00.00-9	OFF-BALANCE ITEMS	735,490,340.88
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	7,622,738.76
30.1.1.00.00-1	Imported Credits Outstanding	72,845.58
30.1.3.00.00-7	Confirmed Exported Credits	19,040.00
30.1.4.00.00-0	Guarantees Provided	7,498,776.16
30.1.4.10.00-7	FINANCIAL INSTITUTIONS AUTHORIZED TO OPERATE BY BRAZILIAN CENTRAL BANK	205,218.36
30.1.4.90.00-3	Other	7,293,557.80
30.1.5.00.00-3	Co-Obligation For Credit Assignment	32,077.02
30.4.0.00.00-5	CUSTODY	114,236,770.54
30.4.2.00.00-1	Amounts Guaranted by FGPC	13,135.88
30.4.6.00.00-3	Amounts Guaranted By Pledged Deposits	73,116.63
30.4.8.00.00-9	Amounts Guaranted By Financial Institutions	6,196.98
30.4.9.00.00-2	Other	114,144,321.05
30.5.0.00.00-4	COLLECTION	21,975,758.88
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	195,791,302.95
30.6.1.00.00-6	Equity, Financial Assets And Commodities	184,789,500.61
30.6.3.00.00-2	Guarantees Honored And Other Guarantees On Stock Exchange	10,191,732.36
30.6.5.00.00-8	Credit Risk On Swap Contracts	744,897.98
30.6.5.10.00-5	CREDIT RISK ON SWAP CONTRACTS	240,769.01
30.6.5.20.00-2	RECEIVABLES UNDER SWAP CONTRACTS	432,539.01
30.6.5.30.00-9	PAYABLES UNDER SWAP CONTRACTS	71,589.96
30.6.6.00.00-1	Derivatives credits - risk received	65,172.00
30.8.0.00.00-1	CONTRACTS	44,579,516.97
30.9.0.00.00-0	CONTROL	351,284,252.78
30.9.7.00.00-1	Capital Required To Market Risk Covery	792,525.54
30.9.7.10.00-8	EXCHANGE RATE	618,859.82
30.9.7.20.00-5	INTEREST RATE	173,665.72
30.9.8.00.00-4	CONTROL	1,565,792.95
30.9.8.10.00-1	Total Foreign Exchange Exposure	1,432,944.58
30.9.8.90.00-7	Deferred Tax - Limits	132,848.37
30.9.8.90.10-0	Deferred Tax from Gains	52,008.77
30.9.8.90.30-6	Deferres Tax Exclusion Level I	80,839.60
30.9.9.00.00-7	Other assets off-balance sheet	348,925,934.29
39.9.9.99.99-4	TOTAL ASSETS	830,649,498.67
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	84,798,236.05
40.1.0.00.00-1	DEPOSITS	36,715,001.97
40.1.1.00.00-4	Demand Deposits	3,954,150.15
40.1.2.00.00-7	Saving Deposits	5,247,985.90
40.1.3.00.00-0	Interbank Deposits	3,744.49
40.1.5.00.00-6	Time Deposits	27,502,408.83
40.1.8.00.00-5	Foreign Deposits	4,285.31
40.1.9.00.00-8	Other Deposits	2,427.29
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	11,356,464.45
40.2.1.00.00-3	Own Portfolio	8,260,248.66
40.2.2.00.00-6	Third Parties	1,682,862.78
40.2.3.00.00-9	Unrestricted Notes	1,413,353.01
40.3.0.00.00-9	RESOURCES FROM SECURITIES ISSUED	1,509,066.09
40.3.1.00.00-2	Mortgage Notes	565,410.26
40.3.3.00.00-8	Securities Abroad	943,655.83
40.4.0.00.00-8	INTERBANK ACCOUNTS	699,161.03
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	326,993.47
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	9,315,768.42
40.6.1.00.00-9	Borrowings	3,197,136.49
40.6.1.10.00-6	LOCAL BORROWINGS	156,424.19
40.6.1.20.00-3	FOREIGN BORROWINGS	3,040,712.30
40.6.2.00.00-2	Onlendings	6,118,631.93
40.6.2.10.00-9	LOCAL ONLENDINGS	5,999,596.15
40.6.2.20.00-6	FOREIGN ONLENDINGS	119,035.78
40.7.0.00.00-5	Derivative Financial Instruments	988,978.45
40.8.0.00.00-4	OTHER LIABILITIES	21,064,440.46
40.8.1.00.00-7	Collection Of Taxes And Social Contributions	654,112.31
40.8.2.00.00-0	Foreign Exchange Portfolio	1,533,193.14
40.8.3.00.00-3	Social And Statutory	329,570.81
40.8.3.10.00-0	DIVIDENDS PAYABLE	311,003.27
40.8.3.15.00-5	PROVISION FOR PROFIT SHARING	17,570.88
40.8.3.30.00-4	GRATUITY AND INTEREST PAYABLE	996.66
40.8.4.00.00-6	Taxes And Social Security	2,578,357.29
40.8.4.10.00-3	INCOME TAX AND SOCIAL CONTRIBUTION	13,249.43
40.8.4.15.00-8	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	407,274.69
40.8.4.20.00-0	TAXES PAYABLE	292,550.00
40.8.4.30.00-7	PROVISION FOR DEFERRED TAX	58,576.64
40.8.4.50.00-1	PROVISION FOR TAX CONTINGENCIES	1,806,706.53
40.8.5.00.00-9	Negotiation And Intermediation of Securities	265,409.56
40.8.7.00.00-5	Specific Liabilities	8,858,173.35
40.8.7.30.00-6	INSURANCE COMPANIES	3,847,681.37
40.8.7.30.10-9	Non-Committed Technical Provisions	1,282,669.18
40.8.7.30.20-2	Committed Technical Provisions	2,029,615.48
40.8.7.30.30-5	Insurance and Reinsurance Debts Operations	535,396.71
40.8.7.35.00-1	PRIVATE RETIREMENT COMPANIES	4,459,478.60
40.8.7.35.10-4	Non-Committed Technical Provisions	4,457,424.09
40.8.7.35.30-0	Debts from Social Contribution Transaction	2,054.51
40.8.7.40.00-3	ANNUITY PRODUCTS COMPANIES	551,013.38
40.8.7.40.10-6	Non-Committed Technical Provisions	496,281.25
40.8.7.40.20-9	Committed Technical Provisions	54,732.13
40.8.9.00.00-1	Sundry	6,845,624.00
40.8.9.08.00-3	PREPAID RESIDUAL VALUE	402,959.40
40.8.9.90.00-4	OTHER LIABILITIES	6,442,664.60
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	2,822,361.71
40.9.2.00.00-9	Subordinated Debt	2,789,008.69
40.9.2.10.00-6	MATURITY MORE THAN 5 YEARS	2,390,179.09
40.9.2.20.00-3	MATURITY BETWEEN 4 AND 5 YEARS	331,891.24
40.9.2.60.00-1	MATURITY UP TO 1 YEAR	66,938.36
40.9.3.00.00-2	Other Subordinated Debt	33,353.02
50.0.0.00.00-5	DEFERRED INCOME	60,097.71
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	9,946,331.62
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	9,946,331.62
60.1.1.00.00-0	Capital	5,536,196.52
60.1.1.10.00-7	CAPITAL	5,341,303.14
60.1.1.10.13-1	Common Shares - Local Residents	3,224,949.42
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	572,347.90
60.1.1.10.17-9	Other Preferred Shares - Local Residents	0.02
60.1.1.10.23-4	Common Shares - Foreign Residents	1,189.99
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	1,526,005.45
60.1.1.10.28-9	Quotas - Local Residents	16,810.36
60.1.1.20.00-4	CAPITAL INCREASE	194,893.38
60.1.1.20.13-8	Common Shares - Local Residents	194,739.27
60.1.1.20.23-1	Common Shares - Foreign Residents	154.11
60.1.3.00.00-6	Capital Reserves	224,885.61
60.1.4.00.00-9	Revaluation Reserves	9,055.18
60.1.5.00.00-2	Revenue Reserves	4,227,327.89
60.1.5.10.00-9	LEGAL RESERVE	527,050.20
60.1.5.20.00-6	STATUTORY RESERVE	3,700,276.15
60.1.5.80.00-8	SPECIAL DIVIDENDS RESERVE	1.54
60.1.5.80.99-8	Other	1.54
60.1.6.00.00-5	Unrealized Gains And Losses - Marketable Securities	(13,787.24)
60.1.8.00.00-1	Retained Earnings	16,002.76
60.1.9.00.00-4	Treasury Stock	(53,349.10)
70.0.0.00.00-1	REVENUES	8,250,936.50
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	7,052,937.27
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	1,187,766.92
70.2.1.00.00-2	Insurance Companies	553,869.69
70.2.1.10.00-9	INSURANCE PREMIUMS	458,475.00
70.2.1.30.00-3	FINANCIAL REVENUES	88,346.05
70.2.1.90.00-5	OTHER	7,048.64
70.2.2.00.00-5	Private Retirement Companies	409,111.63
70.2.2.10.00-2	CONTRIBUTION REVENUES	183,954.40
70.2.2.30.00-6	FINANCIAL INCOME	194,102.59
70.2.2.90.00-8	OTHER	31,054.64
70.2.3.00.00-8	Annuity Products Companies	99,915.84
70.2.3.10.00-5	ANNUITY PRODUCTS PREMIUMS	75,528.78
70.2.3.30.00-9	FINANCIAL REVENUES	24,260.18
70.2.3.90.00-1	OTHER	126.88
70.2.4.00.00-1	Credit Card Companies	64,149.61
70.2.4.10.00-8	CREDIT CARD REVENUES	48,322.52
70.2.4.30.00-2	FINANCIAL REVENUES	15,827.09
70.2.9.00.00-6	Other Activities	60,720.15
70.2.9.10.00-3	SALES REVENUE OF GOODS AND SERVICES	43,096.52
70.2.9.30.00-7	FINANCIAL REVENUES	17,623.63
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	8,543.87
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON-FINANCIAL ACTIVITIES	1,688.44
70.4.1.00.00-0	Insurance Companies	103.47
70.4.2.00.00-3	Private Retirement Companies	157.37
70.4.3.00.00-6	Annuity Products Companies	1.75
70.4.9.00.00-4	Other Activities	1,425.85
80.0.0.00.00-4	EXPENSES	(7,896,444.09)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(6,626,994.52)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(972,287.41)
80.2.1.00.00-5	Insurance Companies	(483,959.49)
80.2.1.10.00-2	INSURANCE CLAIMS	(265,110.93)
80.2.1.20.00-9	SELLING AND OTHER INSURANCE EXPENSES	(79,242.93)
80.2.1.30.00-6	FINANCIAL EXPENSES	(36,040.44)
80.2.1.40.00-3	OTHER ADMINISTRATIVE EXPENSES	(71,229.93)
80.2.1.90.00-8	OTHER	(32,335.26)
80.2.2.00.00-8	Private Retirement Companies	(383,803.97)
80.2.2.10.00-5	PRIVATE RETIREMENT PLANS BENEFITS EXPENSES AND REDEMPTION	(183,241.10)
80.2.2.20.00-2	SELLING, OTHER INSURANCE AND PRIVATE RETIREMENT PLANS EXPENSES	(2,592.60)
80.2.2.30.00-9	FINANCIAL EXPENSES	(183,411.50)
80.2.2.40.00-6	OTHER ADMINISTRATIVE EXPENSES	(11,690.12)
80.2.2.90.00-1	OTHER	(2,868.65)
80.2.3.00.00-1	Annuity Products Companies	(85,662.59)
80.2.3.10.00-8	ANNUITY PRODUCTS PREMIUMS REDEMPTION EXPENSES	(5,429.89)
80.2.3.20.00-5	SELLING AND OTHER BROKERAGE EXPENSES	(1,268.27)
80.2.3.30.00-2	FINANCIAL EXPENSES	(72,465.50)
80.2.3.40.00-9	OTHER ADMINISTRATIVE EXPENSES	(4,477.65)
80.2.3.90.00-4	OTHER	(2,021.28)
80.2.9.00.00-9	Other Activities	(18,861.36)
80.2.9.10.00-6	COST OF GOODS SOLD OR SERVICES RENDERED	(13,612.96)
80.2.9.20.00-3	SELLING EXPENSES	(1,089.10)
80.2.9.30.00-0	FINANCIAL EXPENSES	(1,168.44)
80.2.9.40.00-7	OTHER ADMINISTRATIVE EXPENSES	(2,910.86)
80.2.9.90.00-2	OTHER	(80.00)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(15,104.37)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFIT SHARING	(282,057.79)
80.9.4.00.00-7	Income Tax and Social Contribution	(149,561.01)
80.9.4.10.00-4	INCOME TAX	(113,232.24)
80.9.4.10.10-7	Financial Activities	(104,293.40)
80.9.4.10.20-0	Non-Financial Activities	(8,938.84)
80.9.4.30.00-8	SOCIAL CONTRIBUTION	(36,328.77)
80.9.4.30.10-1	Financial Activities	(29,801.92)
80.9.4.30.20-4	Non-Financial Activities	(6,526.85)
80.9.7.00.00-6	Profit Sharing	(132,496.78)
80.9.7.10.00-3	PROFIT SHARING	(132,496.78)
80.9.7.10.10-6	Administrators	(986.19)
80.9.7.10.20-9	Employees	(131,510.59)
90.0.0.00.00-7	OFF-BALANCE ITEMS	735,490,340.88
99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	830,649,498.67

7014 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Financial Information

The quarterly financial information of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated quarterly financial information of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 9.

The consolidated quarterly financial information have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. From 2005, the investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios have been classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated quarterly financial information on a proportional basis.

The quarterly financial information of subsidiaries of leasing were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly financial information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

• income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

• the effects of the provisions to adjust the assets to market or realizable values;

• the adjustments to the technical reserves for insurance, annuity products and retirement plans;

• the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;

• the commissions related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;

• the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

• the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

• the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

• tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

• Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

• Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

• Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

• Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

- Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

- Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

• Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are established in accordance with Resolution CNSP no. 120/04. In accordance with Resolution nr 61/01, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is established to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall in the provision for insufficient premiums (PIP) is increased.

Provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose resting event and the Mathematical Provision for Benefits granted corresponds the value of commitments whose resting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit. Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances can be summarized as follows:

		Unibanco	Unibanco Consolidated

Marketable Securities	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005

Trading assets	4,120,714	5,082,061	10,151,623	10,885,173
Available for sale	10,483,919	9,593,194	5,343,460	4,585,957
Held to maturity	2,266,270	2,659,942	3,689,548	4,087,972
Subtotal	16,870,903	17,335,197	19,184,631	19,559,102
Derivative financial instruments (Note 20 (g))	1,076,775	1,009,027	1,059,569	1,002,425
Total	17,947,678	18,344,224	20,244,200	20,561,527
Current	6,661,537	7,400,051	13,278,047	13,728,560
Long-term	11,286,141	10,944,173	6,966,153	6,832,967

(b) Trading assets

				Unibanco

	March 31, 2006		December 31, 2005

Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	3,792,810	3,811,909	4,850,441	4,857,300
Financial treasury bills	296,417	299,953	264,400	265,849
Treasury bills	2,875,643	2,890,570	4,586,041	4,591,451
Treasury notes	620,750	621,386	-	-
Bank debt securities	74,038	75,207	78,489	80,472
Corporate debt securities	56,198	60,537	52,601	56,688
Debentures	56,198	60,537	52,601	56,688
Mutual funds	159,876	159,876	75,814	75,814
Other	2,474	13,185	2,557	11,787
Total	4,085,396	4,120,714	5,059,902	5,082,061

			Unibanco Consolidated

	March 31, 2006		December 31, 2005

Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value

Federal government	7,901,629	7,941,151	8,868,001	8,891,078
Financial treasury bills	1,304,558	1,308,765	1,159,836	1,162,161
Treasury bills	5,720,658	5,755,321	7,453,210	7,475,316
Treasury notes	876,294	877,065	254,836	253,601
Other	119	-	119	-
Brazilian sovereign bonds	35,779	35,461	44,850	44,850
Bank debt securities	800,781	801,711	708,343	710,326
Eurobonds	108,318	109,248	105,350	107,333
Time deposits	692,463	692,463	602,993	602,993
Corporate debt securities	399,559	401,161	365,732	367,981
Debentures	361,728	364,169	339,581	341,830
Eurobonds	37,831	36,992	26,151	26,151
Mutual funds	639,920	639,920	538,681	538,681
Other	300,432	332,219	305,475	332,257
Total	10,078,100	10,151,623	10,831,082	10,885,173

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

						Unibanco

		March 31, 2006			December 31 , 2005

	Amortized	Fair value		Amortized	Fair value

Issuer/Type of investment	cost	adjustment	Fair value	cost	adjustment	Fair value
Federal government	871,625	(5,720)	865,905	41,773	(15,096)	26,677
Treasury bills	518,414	408	518,822	-	-	-
Treasury notes	311,870	712	312,582	-	-	-
Treasury Bonds	3,747	(278)	3,469	4,642	(599)	4,043
Other	37,594	(6,562)	31,032	37,131	(14,497)	22,634
Brazilian sovereign bonds	1,449,961	74,374	1,524,335	1,502,451	114,679	1,617,130
Bank debt securities	5,916,873	-	5,916,873	5,838,553	1,343	5,839,896
Debentures	5,526,706	-	5,526,706	5,313,152	-	5,313,152
Eurobonds	298,581	-	298,581	323,887	-	323,887
Mortgage notes	73,235	(261)	72,974	124,611	1,703	126,314
Time deposits	1,008	-	1,008	1,009	1	1,010
Other	17,343	261	17,604	75,894	(361)	75,533
Corporate debt securities	2,181,408	(31,334)	2,150,074	2,110,824	(33,553)	2,077,271
Debentures	2,005,046	(33,926)	1,971,120	2,002,122	(30,965)	1,971,157
Eurobonds	76,173	2,601	78,774	61,885	2,152	64,037
Other	100,189	(9)	100,180	46,817	(4,740)	42,077
Mutual funds	11,232	-	11,232	12,038	-	12,038
Marketable equity securities	35,781	(20,281)	15,500	35,782	(15,600)	20,182
Total	10,466,880	17,039	10,483,919	9,541,421	51,773	9,593,194

					Unibanco Consolidated

		March 31, 2006			December 31 , 2005

	Amortized	Fair value		Amortized	Fair value

Issuer/Type of investment	cost	adjustment	Fair value	cost	adjustment	Fair value
Federal government	1,227,902	(5,328)	1,222,574	366,028	(14,671)	351,357
Financial treasury bills	356,033	432	356,465	309,370	401	309,771
Treasury bills	518,414	408	518,822	14,110	32	14,142
Treasury notes	311,997	711	312,708	128	(2)	126
Treasury Bonds	3,747	(278)	3,469	4,642	(599)	4,043
Other	37,711	(6,601)	31,110	37,778	(14,503)	23,275
Brazilian sovereign bonds	1,449,961	74,374	1,524,335	1,502,451	114,679	1,617,130
Foreign government	510	30	540	-	-	-
Bank debt securities	167,503	(65)	167,438	277,044	1,027	278,071
Debentures	1,072	-	1,072	-	-	-
Eurobonds	53,365	(65)	53,300	37,363	(315)	37,048
Mortgage notes	73,235	(261)	72,974	124,611	1,703	126,314
Time deposits	22,818	-	22,818	19,195	1	19,196
Other	17,013	261	17,274	95,875	(362)	95,513
Corporate debt securities	2,358,848	(31,406)	2,327,442	2,268,965	(33,568)	2,235,397
Debentures	2,161,068	(33,952)	2,127,116	2,156,893	(30,980)	2,125,913
Eurobonds	78,362	2,552	80,914	66,378	2,153	68,531
Other	119,418	(6)	119,412	45,694	(4,741)	40,953
Mutual funds	13,483	10	13,493	11,950	-	11,950
Marketable equity securities	120,228	(32,590)	87,638	116,354	(24,302)	92,052
Total	5,338,435	5,025	5,343,460	4,542,792	43,165	4,585,957

(ii) By maturity:

				Unibanco

	March 31, 2006		December 31, 2005

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	307,377	307,920	176,650	172,126
Between 3 months and 1 year	857,253	844,465	551,136	544,227
Between 1 and 3 years	977,146	928,110	574,570	548,745
Between 3 and 5 years	646,769	657,053	807,703	796,132
Between 5 and 15 years	6,528,229	6,548,669	6,285,904	6,304,670
More than 15 years	1,103,093	1,170,970	1,097,638	1,195,074
No stated maturity (1)	47,013	26,732	47,820	32,220
Total	10,466,880	10,483,919	9,541,421	9,593,194

			Unibanco Consolidated

	March 31, 2006		December 31, 2005

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	410,799	411,386	200,117	195,627
Between 3 months and 1 year	1,020,974	1,008,392	761,039	754,456
Between 1 and 3 years	1,140,305	1,091,331	725,131	699,246
Between 3 and 5 years	691,767	702,038	850,995	839,417
Between 5 and 15 years	837,678	858,107	779,340	797,896
More than 15 years	1,103,201	1,171,075	1,097,866	1,195,313
No stated maturity (1)	133,711	101,131	128,304	104,002
Total	5,338,435	5,343,460	4,542,792	4,585,957
________________
(1)	Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

		Unibanco	Unibanco Consolidated

	March 31, 2006	December 31, 2005	March 31, 2006	December 31 , 2005

Issuer/Type of investment				Amortized cost

Federal government	457,605	497,916	1,835,163	1,863,010
Financial treasury bills	-	-	189,493	181,394
Central Bank notes	179,850	189,217	192,521	202,446
Treasury notes	277,440	308,364	1,451,413	1,477,739
Treasury bills	-	-	1,421	1,095
Other	315	335	315	336
Brazilian sovereign bonds	1,656,262	1,983,482	1,689,084	2,017,935
Bank debt securities	87,561	104,817	87,560	104,817
Eurobonds	87,561	104,817	87,560	104,817
Corporate debt securities	64,842	73,727	77,741	102,210
Eurobonds	64,842	73,727	64,842	73,727
Debentures	-	-	7,466	23,027
Other	-	-	5,433	5,456
Total	2,266,270	2,659,942	3,689,548	4,087,972

The fair value of these securities was R$2,429,226 (December 31, 2005 - R$2,822,329) in Unibanco and R$3,931,451 (December 31, 2005 - R$4,245,553) in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$162,956 (December 31, 2005 - R$162,387) in Unibanco and R$241,903 (December 31, 2005 - R$157,581) in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

		Unibanco	Unibanco Consolidated

	March 31, 2006	December 31, 2005	March 31, 2006	December 31 , 2005

Maturity				Amortized cost

Less than 3 months	59,544	247,194	119,862	249,090
Between 3 months and 1 year	545,024	558,583	742,208	779,261
Between 1 and 3 years	481,335	598,981	485,067	615,335
Between 3 and 5 years	334,200	362,519	375,978	407,652
Between 5 and 15 years	846,009	892,494	870,792	922,039
More than 15 years	158	171	1,095,641	1,114,595
Total	2,266,270	2,659,942	3,689,548	4,087,972

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

5. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

		Unibanco	Unibanco Consolidated

	March 31, 2006	December 31, 2005	March 31, 2006	December 31 , 2005
By type
Discounted loans and notes	14,881,724	14,812,059	15,809,459	15,787,433
Financing	9,400,003	9,166,808	12,026,226	11,981,611
Agricultural	1,096,947	1,123,182	1,096,947	1,123,182
Real estate loans	1,395,095	1,344,613	1,395,874	1,344,613
Credit card	-	-	3,677,033	3,395,345
Total lending operations	26,773,769	26,446,662	34,005,539	33,632,184
Leasing operations	-	-	934,462	847,128
Advances on exchange contracts (1)	1,572,842	1,642,457	1,572,842	1,642,457
Total leasing operations and advances on
exchange contracts	1,572,842	1,642,457	2,507,304	2,489,585
Guarantees honored	29,850	29,850	29,850	29,850
Other receivables (2)	428,621	681,181	3,141,372	3,723,224
Total other credits	458,471	711,031	3,171,222	3,753,074
Total risk	28,805,082	28,800,150	39,684,065	39,874,843
By maturity
Past-due for more than 15 days (Note 5 (d))	787,644	590,584	1,976,490	1,595,226
Falling due:
Less than 3 months (3)	9,799,117	9,980,811	15,714,408	16,065,338
Between 3 months and 1 year	8,183,290	8,003,061	10,708,065	10,711,568
Between 1 and 3 years	6,376,079	6,739,997	7,502,691	7,904,687
More than 3 years	3,658,952	3,485,697	3,782,411	3,598,024
Total risk	28,805,082	28,800,150	39,684,065	39,874,843
________________
(1)	Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 6 (a))
(2)	Other credits refer, substantially, receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending). (See Note 7).
(3)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

				Unibanco

	March 31 , 2006			December 31 , 2005

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing	11,622,244	40.5	11,648,763	40.4
Retailers	3,468,693	12.0	3,591,285	12.5
Financial service	1,086,918	3.8	1,311,097	4.6
Residential construction loans	373,489	1.3	323,508	1.1
Other services	4,841,868	16.7	4,828,098	16.8
Agriculture, livestock, forestry and fishing	847,427	2.9	891,583	3.1
Individual	6,564,443	22.8	6,205,816	21.5
Total	28,805,082	100.0	28,800,150	100.0

			Unibanco Consolidated

	March 31 , 2006			December 31 , 2005

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing	12,137,844	30.6	12,177,594	30.6
Retailers	3,756,632	9.5	3,888,701	9.8
Financial service	958,043	2.4	1,193,575	3.0
Residential construction loans	393,357	1.0	323,659	0.8
Other services	6,272,162	15.8	6,230,211	15.6
Agriculture, livestock, forestry and fishing	847,427	2.1	891,583	2.2
Individual	15,318,600	38.6	15,169,520	38.0
Total	39,684,065	100.0	39,874,843	100.0

(c) Concentration of lending, leasing and other credits:

				Unibanco

	March 31 , 2006			December 31 , 2005

Largest clients	Value	% of total	Value	% the total
10 largest clients	2,928,109	10.2	3,316,993	11.5
50 next largest clients	5,575,082	19.3	5,932,958	20.6
100 next largest clients	3,922,266	13.6	3,976,782	13.8
Other clients	16,379,625	56.9	15,573,417	54.1
Total	28,805,082	100.0	28,800,150	100.0

				Unibanco Consolidated

	March 31 , 2006			December 31 , 2005

Largest clients	Value	% of total	Value	% the total
10 largest clients	2,928,109	7.4	3,316,993	8.3
50 next largest clients	5,490,712	13.8	5,853,136	14.7
100 next largest clients	3,968,569	10.0	4,132,066	10.4
Other clients	27,296,675	68.8	26,572,648	66.6
Total	39,684,065	100.0	39,874,843	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

								Unibanco

							March 31 , 2006

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	13,546,811	-	-	13,546,811	47.0	12,642	-
A	0.5	9,078,390	-	-	9,078,390	31.5	50,434	0.6
B	1.0	2,564,326	189,137	75,085	2,828,548	9.8	33,697	1.2
C	3.0	963,407	254,616	111,355	1,329,378	4.6	130,904	9.8
D	10.0	693,959	137,032	91,249	922,240	3.3	275,734	29.9
E	30.0	41,667	76,475	58,744	176,886	0.6	88,266	49.9
F	50.0	54,591	60,199	49,984	164,774	0.6	115,177	69.9
G	70.0	96,269	52,148	57,147	205,564	0.7	205,358	99.9
H	100.0	39,535	168,876	344,080	552,491	1.9	552,491	100.0
Total		27,078,955	938,483	787,644	28,805,082	100.0	1,464,703
% of total risk							5.1%

								Unibanco

							December 31 , 2005

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	13,716,138	-	-	13,716,138	47.6	12,825	-
A	0.5	9,112,811	-	-	9,112,811	31.6	50,790	0.6
B	1.0	2,487,979	199,434	30,327	2,717,740	9.4	33,473	1.2
C	3.0	1,027,843	212,736	45,846	1,286,425	4.5	111,445	8.7
D	10.0	773,761	120,061	66,735	960,557	3.3	287,205	29.9
E	30.0	47,880	65,829	38,213	151,922	0.5	75,809	49.9
F	50.0	59,229	49,843	51,102	160,174	0.6	111,962	69.9
G	70.0	100,476	43,212	43,868	187,556	0.7	187,370	99.9
H	100.0	33,602	158,732	314,493	506,827	1.8	506,827	100.0
Total		27,359,719	849,847	590,584	28,800,150	100.0	1,377,706
% of total risk							4.8%

							Unibanco Consolidated

							March 31 , 2006

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	16,110,154	-	-	16,110,154	40.6	12,813	-
A	0.5	14,863,147	-	-	14,863,147	37.5	80,274	0.5
B	1.0	2,798,920	338,663	289,564	3,427,147	8.6	40,269	1.2
C	3.0	1,416,075	375,721	304,010	2,095,806	5.3	161,055	7.7
D	10.0	788,381	191,744	250,677	1,230,802	3.1	324,147	26.3
E	30.0	79,228	110,947	184,602	374,777	0.9	163,738	43.7
F	50.0	81,505	81,426	164,434	327,365	0.8	209,843	64.1
G	70.0	114,647	65,575	170,484	350,706	0.9	317,894	90.6
H	100.0	76,755	214,687	612,719	904,161	2.3	904,161	100.0
Total		36,328,812	1,378,763	1,976,490	39,684,065	100.0	2,214,194
% of total risk							5.6%

							Unibanco Consolidated

							December 31 , 2005

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	16,429,023	-	-	16,429,023	41.2	13,003	-
A	0.5	15,175,974	-	-	15,175,974	38.1	81,230	0.5
B	1.0	2,686,023	325,563	172,333	3,183,919	8.0	38,298	1.2
C	3.0	1,503,995	311,613	181,337	1,996,945	5.1	138,245	6.9
D	10.0	872,979	173,190	197,989	1,244,158	3.2	329,217	26.5
E	30.0	89,325	102,407	172,973	364,705	0.9	148,223	40.6
F	50.0	88,221	73,678	170,384	332,283	0.8	204,810	61.6
G	70.0	114,946	65,107	142,331	322,384	0.8	282,136	87.5
H	100.0	67,053	200,520	557,879	825,452	2.1	825,452	100.0
Total		37,027,539	1,252,078	1,595,226	39,874,843	100.0	2,060,614
% of total risk							5.2%
________________
(1)	Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$784,285 (December 31, 2005 - R$765,895) in Unibanco and R$973.717 (December 31, 2005 - R$925,276) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the period:

		Unibanco	Unibanco Consolidated

	Quarter ended March 31,

	2006	2005	2006	2005
Balance at the beginning of the year	1,377,706	1,146,195	2,060,614	1,669,467
Provision for credit losses	252,287	132,998	642,445	310,017
Loan charge-offs	(165,290)	(71,184)	(488,865)	(294,579)
Balance at the end of the year	1,464,703	1,208,009	2,214,194	1,684,905

Loan recoveries (1)	10,390	11,608	34,316	45,819

____________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

(a) Balance sheet

		Unibanco	Unibanco Consolidated

	March 31, 2006	December 31, 2005	March 31, 2006	December 31 , 2005
Assets - Other credits
Unsettled exchange purchases	2,244,915	2,367,473	2,244,915	2,367,473
Rights on foreign exchange sold	868,068	582,792	868,068	582,792
(-) Received advances	(99,583)	(138,867)	(99,583)	(138,867)
Income receivable from advances on exchange
contracts	23,733	21,280	23,733	21,280
Other	93	225	93	225
Total	3,037,226	2,832,903	3,037,226	2,832,903

Liabilities - Other liabilities
Unsettled exchange sales	852,943	585,750	852,943	585,750
Obligations for foreign exchange purchased	2,306,305	2,348,556	2,306,305	2,348,556
(-) Advances on exchange contracts	(1,572,842)	(1,642,457)	(1,572,842)	(1,642,457)
Other	(53,213)	(102,811)	(53,213)	(102,811)
Total	1,533,193	1,189,038	1,533,193	1,189,038

Off-balance sheet
Import credits outstanding	59,578	89,664	72,846	107,208
Confirmed export credits	18,831	19,232	19,043	19,232

(b) Statement of income

		Unibanco	Unibanco Consolidated

	Quarter ended March 31,

	2006	2005	2006	2005
Income from foreign exchange transactions	967,924	715,875	1,011,285	753,802
Expenses from foreign exchange transactions	917,449	(710,702)	(960,400)	(747,361)
Net gain on foreign exchange transactions	50,475	5,173	50,885	6,441

7. Other Credits - Sundry

		Unibanco	Unibanco Consolidated

	March 31, 2006	December 31, 2005	March 31, 2006	December 31 , 2005
Deferred taxes	1,331,005	1,293,611	2,738,750	2,612,864
Escrow deposits for civil and labor suits (1)	967,421	977,814	2,318,684	2,310,460
Receivables from credit card operations	-	-	2,034,131	2,385,362
Insurance premium	-	-	1,079,836	1,008,208
Prepaid taxes	316,440	318,840	755,128	815,443
Notes and credits receivable	448,355	705,941	467,112	709,693
Receivables from purchase of assets	17,768	14,851	75,563	76,030
Salary advances and other	54,062	59,627	60,551	79,901
Accounts receivable from subsidiaries	678	233,096	-	-
Other	425,163	533,305	774,474	907,528
Total	3,560,892	4,137,085	10,304,229	10,905,489
Current	1,211,428	1,809,457	5,438,456	6,127,449
Long-term	2,349,464	2,327,628	4,865,773	4,778,040
_________________
(1)	Substantially related to fiscal, labor and civil litigations (Note 12).

8. Foreign Branches

As mentioned in Note 2, the quarterly financial information of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	March 31 , 2006		December 31, 2005

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Current assets	2,760,280	5,996,433	2,426,089	5,678,746
Long-term assets	2,721,890	5,913,034	2,508,810	5,872,372
Permanent assets	64,248	139,571	62,922	147,281
Total assets	5,546,418	12,049,038	4,997,821	11,698,399

Current liabilities	3,076,909	6,684,278	2,503,128	5,859,072
Long-term liabilities	2,142,347	4,654,034	2,199,440	5,148,227
Deferred income	117	254	262	614
Branch equity	327,045	710,472	294,991	690,486
Total liabilities	5,546,418	12,049,038	4,997,821	11,698,399

	Quarter ended March 31,

		2006		2005

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Net income for the quarter	44,895	97,530	20,688	55,158

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$83,487 (March 31, 2005 – exchange gains in the amount of R$4,967) in Unibanco and R$83,487 (March 31, 2005 – exchange gains in the amount of R$2,032) in Unibanco Consolidated, were recognized as “Other operating expense”, in respect of the losses, and as “Other operating income”, in respect of the gains. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands)							Quarter ended March 31

			Percentage holding (%)		Adjusted stockholders equity	Investments amount		Adjusted net	Equity in results

	direct and indirect			Unibanco		March 31,	December 31,	income (loss)	adjustments

	Common	Preferred	Unibanco	Consolidated		2006	2005		2006	2005
Investments of Unibanco

Subsidiary companies
Unipart Participações Internacionais Ltd.	990	-	100.000	100.000	1,964,191	1,964,191	896,932	46,461	46,461	8,038
Unicard Banco Múltiplo S.A. (2)	147,432,552	91,811,816	100.000	100.000	1,150,499	1,150,499	1,063,263	107,338	107,852	12,506
Banco Fininvest S.A.	4	1	100.000	100.000	717,593	717,593	716,776	802	802	47,794
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	49.902	1,321,195	656,755	705,727	102,370	51,085	27,558
Unibanco Companhia de Capitalização	4,194	-	99.999	100.000	342,662	342,662	404,752	22,204	22,204	14,199
Dibens Leasing S.A. – Arrendamento
Mercantil (4) and (5)	81,087	-	99.999	99.999	315,867	315,867	236,836	4,231	4,231	-
Banco Único S.A.	2,768,399	2,768,397	100.000	100.000	249,190	240,323	234,199	5,853	5,853	4,474
Banco Dibens S.A. (4)	8,858,142	-	100.000	100.000	202,001	202,001	202,422	(479)	(257)	1,716
Unibanco Empreendimentos e Participações Ltda.	201,910	-	48.003	100.000	227,871	109,386	107,421	4,092	1,965	(7,941)
Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A. (3)	4,955	4,955	100.000	100.000	100,085	100,085	118,440	4,106	4,106	4,214
Interbanco S.A.	20,000	-	99.996	99.999	83,207	83,204	79,767	11,657	11,657	9,110
AIG Brasil Companhia de Seguros	54,214	-	49.999	49.999	105,690	52,844	54,897	1,138	569	-
Unibanco Negócios Imobiliários Ltda.	49,568	-	99.999	100.000	51,872	51,872	59,739	628	1,037	447
Unibanco Asset Management – Banco de Investimento S.A.	1,468	1,468	99.999	100.000	34,513	34,513	33,833	680	680	2,029
BWU Comércio e Entretenimento Ltda.	67,562	-	59.792	59.792	55,048	32,915	36,355	(5,499)	(3,288)	(2,063)
Unibanco Empreendimentos Ltda.	150,489	-	16.126	100.000	127,286	20,526	20,475	670	108	126
Unibanco Serviços de Investimento Ltda.	100	-	99.999	100.000	7,779	7,779	5,894	7,085	7,085	6,646
Other	-	-	-	-	-	318,133	348,089	-	34,865	(19,904)

	Number of shares or quotas (in thousands)							Quarter ended March 31

			Percentage holding (%)		Adjusted stockholders equity	Investments amount		Adjusted net	Equity in results

	direct and indirect			Unibanco		March 31,	December 31,	income (loss)	adjustments

	Common	Preferred	Unibanco	Consolidated		2006	2005		2006	2005
Jointly controlled companies(i)
Banco Investcred Unibanco S.A. –
(PontoCred)	95	-	49.997	49.997	157,656	78,823	71,167	15,439	7,651	8,808
Serasa S.A.	366	349	19.045	19.174	205,052	39,053	35,818	26,301	5,009	3,785
Tecnologia Bancária S.A.	762,278	-	17.925	20.166	145,021	25,995	24,487	8,190	1,468	(108)
Redecard S.A.	200	400	31.943	31.943	64,261	20,527	-	56,273	7,229	12,450
Interchange Serviços S.A.	75,000,000	-	25.000	25.000	43,856	10,964	10,305	2,604	659	289
Companhia Hipotecária Unibanco–Rodobens	6,055	-	50.000	50.000	13,833	6,916	6,324	1,186	593	204
Other	-	-	-	-	-	21,541	30,302	-	4,355	2,977
Total						6,604,967	5,504,220	-	323,979	137,354

Investment of
Unibanco Consolidated

Associated companies
IRB – Brasil Resseguros S.A.	-	111	-	11.082	1,346,932	149,267	166,081	141,662	15,699	-
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	105,690	52,844	54,897	1,138	569	(939)
Other	-	-	-	-	-	2,055	5,595	-	(213)	(239)
Total						204,166	226,573		16,055	(1,178)

	Number of shares or quotas (in thousands)		Percentage holding (%)	Adjusted stockholders equity	Adjusted net income (loss)
Main direct, indirect and jointly controlled subsidiary companies

invested by:	Common	Preferred
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A. (2)	95,738	-	19.293	838,846	29,432
Unibanco Cayman Bank Ltd.	13,252	-	100.000	328,106	20,335
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	153,148	2,598
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	36,983	10,564
Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39,565	-	100.000	278,571	18,380
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	60,582	5,504
Unibanco AIG Warranty S.A.	560	-	70.000	1,000	275
IRB – Brasil Resseguros S.A.	-	111	11.082	1,346,932	141,662
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83	83	49.998	30,799	4,274
Unicard Banco Múltiplo S.A.

Hipercard Banco Múltiplo S.A. (2)	298,819	5,940	61.414	838,846	29,432
______________________

(i)	The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1)	The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized in respect of transactions with other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill.

(2)	In February 2005, at the Extraordinary Shareholders' Meeting, the capital of Unicard Banco Múltiplo S.A. was increased through the investment in Hipercard Banco Múltiplo S.A.

The Extraordinary Shareholders' Meeting held in July 2005 approved the merger of Conabinu Participações Ltda. and Hipercard Administradora de Cartões de Crédito Ltda. into Hipercard Banco Múltiplo S.A.

In accordance with the sales contract established on September, 2005, Unibanco increases its ownership to 19.293% of the capital of the Hipercard Banco Múltiplo S.A by transfer of 95,738,049 shares per amount of R$143 million.

(3)	In January 2005, the Extraordinary Shareholders' Meeting approved the merger of Unibanco Corretora de Valores Mobiliários with Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A.

(4)	In June 2005, Unibanco signed an agreement to acquire from Grupo Verdi the remaining 49% of the capital of Banco Dibens. The value of the transaction was R$128 million, resulting in goodwill of R$22.4 million to be amortized in accordance with the expected period of benefit of up to ten years.

The Extraordinary Shareholders' Meeting held in July 2005 approved the merger of Dibens S.A. – Distribuidora de Títulos e Valores Mobiliários into Banco Dibens S.A. and on the same occasion, Unibanco acquired from Banco Dibens S.A. the total capital of Dibens Leasing S.A. – Arrendamento Mercantil. These transactions are subject to the approval of the Brazilian Central Bank.

(5)	The Extraordinary Shareholders' Meeting held in November 2005 approved the merger of Unibanco Leasing S.A. – Arrendamento Mercantil into Dibens Leasing S.A. – Arrendamento Mercantil, at its book value.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in "Other operating expenses".

The goodwill balance shown in the Unibanco consolidated quarterly financial information and the amount amortized were as follows:

	Balance to be amortized		Amortization

	March 31, 2006	December 31, 2005	Quarter ended March 31,

			2006	2005
Fininvest	282,438	291,604	9,166	7,786
Hipercard	335,665	346,265	10,600	10,616
Hipercard Investimentos (1)	176,177	-	2,986	-
Other	163,975	175,208	8,983	7,545
Total	958,255	813,077	31,735	25,947
_________________
(1)	Company acquired by Hipercard Banco Múltiplo S.A., during the first quarter of 2006, as part of the agreement firmed with retailer partner. The goodwill is based in the expected period of benefit of investment withheld for this company. The transaction is in phase of approval by the Brazilian Central Bank.

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referential Rate (TR), plus average interest of 14.19% (December 31, 2005 – 14.20%) per annum, and are payable up to March 28, 2007.

(b) The euronotes in the amount of R$1,175,833 (December 31, 2005 – R$1,182,192) in Unibanco and R$920,191 (December 31, 2005 – R$988,848) in Unibanco Consolidated mature up to April 15, 2014 and are subject to an average interest rate of 3.75% (December 31, 2005 – 3.65%) per annum in Unibanco and 3.62% (December 31, 2005 – 3.45%) per annum in Unibanco Consolidated.

(c) The other issues totaled R$23,465 (December 31, 2005 - R$31,255) in Unibanco and in Unibanco Consolidated with maturities up to August 4, 2010 and an average interest rate of 4.76% (December 31, 2005 – 4.34%) per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 5.39% (December 31, 2005 – 4.62%) per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims. The provision for eventual future losses is recorded considering the probability of loss in the lawsuits based on the opinion of legal counsel. The provisions recorded and respective changes for the quarter were as follows:

(a) Balance sheet

		Unibanco	Unibanco Consolidated

	March 31,	December 31,	March 31,	December 31,
	2006	2005	2006	2005
Tax litigation	777,123	848,960	1,827,858	1,620,442
Labor litigation	404,595	359,750	707,419	680,032
Civil litigation	240,589	244,299	407,922	403,982
Total	1,422,307	1,453,009	2,943,199	2,704,456

Recorded in Other Liabilities
- Taxes and Social Security	777,123	848,960	1,827,858	1,620,442
- Others (Note 13 (c))	645,184	604,049	1,115,341	1,084,014
	1,422,307	1,453,009	2,943,199	2,704,456

(b) Changes in and the related fiscal labor and civil litigation provision:

		Unibanco	Unibanco Consolidated

	Quarter ended March 31,

	2006	2005	2006	2005
Balance at the beginning of the quarter	1,453,009	1,393,093	2,704,456	2,386,139
Provision charged (1)	37,706	114,708	335,443	238,641
Payments	(68,408)	(105,719)	(96,700)	(134,797)
Balance at the end of the quarter	1,422,307	1,402,082	2,943,199	2,489,983

___________________
(1) On March 31, 2006 considers the effects arising from prior year adjustments, for adequacy to requirements of Deliberation CVM nº 489 of October 2005, (see Note 15 (g)).

(c) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, mainly (i) the contestation of the widening of the basis of calculation of PIS and COFINS by Law 9.718, (ii) the contestation for the collection of CSLL at different rates - Financial System - Constitutional Amendments 01/94, 10/96 and Law 7,689/88, and (iii) collection of CPMF on leasing transactions. The administration maintains provision for these and other contingencies, based on the opinion of their legal advisors.

On November 9, 2005, the Supreme Court - STF in a plenary session, rendered a decision on four individual cases concerning the widening of the basis of calculation of Employees’ Profit Participation Program - PIS and Tax and Social Security Financing – COFINS, declaring unconstitutional the taxation of revenues that are not in conformity with the concept of revenue. The provision of R$687,074 was maintained by prudence and observing the orientation of the Brazilian Institute of Accountants – IBRACON, as well as the eventual recoverable amounts have not been recognized until the final determination is certain.

(d) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. The contingency amount is recorded as a provision, based on the average of payments made.

(e) Civil litigation

Unibanco and its subsidiaries are parties to civil claims, including certain claims in conjunction with other Brazilian financial institutions, relating mainly to (i) personal and moral injury related, among other reasons, to devolutions of checks, protests of notes considered not due and (ii) past economic plans of the Brazilian government. Those claims represent diversified risks and the individual amounts are not significant. The amount accrued represents the evaluation of the administration and opinion of Legal Counsel Advisers to probable losses in those actions.

(f) Other judicial cases

The former controlling shareholders of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of legal counsel, that these suits are untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System), a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System.

During the first half of 2005, Unibanco and the former controlling shareholders of Banco Banorte S.A. – in Liquidation concluded their judicial disputes and, currently, the Credit Guarantor Fund (FGC) and Unibanco are seeking to implement a plan for the economic-financial stabilization of Banco Banorte S.A. – in Liquidation, together with the Brazilian Central Bank.

13. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

Private Retirement
	Insurance		Plans		Annuity Products		Total

	March	December,	March	December,	March	December,	March	December,
	31, 2006	31, 2006	31, 2006	31, 2006	31, 2006	31, 2006	31, 2006	31, 2006
Provision for unearned
premiums	727,336	572,947	1	1	-	-	727,337	572,948
Loss Provision IBNR
(The provision for
claims incurred but
not yet reported)	217,946	189,222	9,149	6,382	-	-	227,095	195,604
Mathematical provision
benefits to be
granted	322,068	279,784	5,013,359	4,768,194	-	-	5,335,427	5,047,978
Mathematical provision
for benefits granted	3,803	3,530	380,384	375,417	-	-	384,187	378,947
Unsettled claims	312,031	297,114	679	684	-	-	312,710	297,798
Provision for draws
and redemptions	-	-	-	-	550,641	535,959	550,641	535,959
Other provisions	3,265	3,310	224,502	224,752	373	363	228,140	228,425
Total of technical
provisions	1,586,449	1,345,907	5,628,074	5,375,430	551,014	536,322	7,765,537	7,257,659
Short-term	1,585,361	1,344,865	3,688,331	3,383,965	551,014	536,322	5,824,706	5,265,152
Long-term	1,088	1,042	1,939,743	1,991,465	-	-	1,940,831	1,992,507

(b) Subordinated debt

				Unibanco		Unibanco Consolidated

			Remuneration	March 31,	December	March 31,	December
	Issue	Maturity	per annum	2006	31, 2005	2006	31, 2005
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	451,564	475,577	429,733	452,814
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	443,584	469,305	434,001	461,461
Step-up subordinated
callable notes (3)	April 2001	April 2006	3.45%	66,938	71,156	66,938	71,156
Line of credit (4)	December 2004	December 2009	4.74%	331,891	351,755	331,891	351,755
Perpetual Non-
cumulative Junior
Subordinated
Securities (6)	July 2005	Indeterminated	8.7%	1,102,475	1,187,886	1,102,475	1,187,394
Subordinated time
deposits (5)	December 2002	December 2012	102% of CDI	457,323	439,237	457,323	439,237
Total				2,853,775	2,994,916	2,822,361	2,963,817
Short-term				115,781	98,331	113,387	97,232
Long-term				2,737,994	2,896,585	2,708,974	2,866,585
___________________
(1)	The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The interest rate is calculated through semi-annual Libor plus 1.2%.
(4)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5)	Subordinated time deposits can be redeemed from December 2007.
(6)	The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment. The classification as of subordinated debt was approved by Brazilian Central Bank in March 23, 2006, for the purposes of capital adequacy limits.

(c) Sundry

	Unibanco		Unibanco Consolidated

	March 31,	December 31,	March 31,	December 31,
	2006	2005	2006	2005
Technical provisions for insurance and retirement
plans	-	-	7,765,537	7,257,659
Payable to merchants – credit card	-	-	2,688,898	3,068,475
Sale of rights of receipt of future flow of
payment orders abroad (1)	1,541,420	2,120,017	1,531,763	2,109,681
Provision for labor and civil litigation
(Note 12 (a))	645,184	604,049	1,115,341	1,084,014
Payable related to insurance companies	-	-	436,483	520,560
Provisions for payroll and administrative
expenses	308,867	299,566	421,711	423,251
Credit to release of real estate financing	25,601	43,859	25,601	43,859
Accounts payable for purchase of assets	-	-	1,373	2,588
Other	174,256	141,458	306,667	334,811
Total	2,695,328	3,208,949	14,293,374	14,844,898
Short-term	574,364	775,592	9,725,436	9,878,654
Long-term	2,120,964	2,433,357	4,567,938	4,966,244
___________________
(1)	Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$705,360 thousand (December 31, 2005 – US$902,000 thousand), bearing three-months Libor plus rates between 0.45% and 1.35% per annum, or fixed rate of 6.50% per annum, payable quarterly and with beginning maturity in July 2009 and final maturity in January 2016.

14. Employee Benefits

(a) Pension plan

Unibanco and a portion of its employees contributed for a “Free Benefits Generator Plan” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions established by Unibanco and the employees until October, 2004. After that only the employees contributed for the program.

Presently, a defined contribution pension plan is offered for the employees, which is administered by closed private entity through Trevo – Instituto Bandeirantes – Instituto Bandeirantes de Seguridade Social. This new program is sponsored by Unibanco and its employees.

During the quarter ended March 31, 2006, the company sponsor contributions totaled R$5,752 (March 31, 2005 - R$4,125) in Unibanco and R$6,357 (March 31, 2005 – R$4,725) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to March 31, 2006, the options activity was as follows:

Issuance		Vesting period until	Exercise period until	Exercise Price per Unit (R$) (IPCA)				Not exercised

Nº	Date				Granted	Exercised	Cancelled
1	1st quarter 2002	01.21.2007	01.20.2008	9.310	6,188,000	2,450,052	2,172,866	1,565,082
2	2nd quarter 2002	04.15.2007	04.14.2008	9.310	34,000	11,334	-	22,666
3 and 4	3rd quarter 2002	08.12.2007	08.11.2008	up to 8.400	280,000	93,334	-	186,666
5 and 7	4th quarter 2002	11.20.2007	11.19.2008	6.904	350,000	83,334	200,000	66,666
8 and 10	1st quarter 2003	03.10.2008	03.09.2009	up to 8.170	223,000	40,000	103,000	80,000
11 and 15	2nd quarter 2003	06.16.2008	06.15.2009	up to 10.300	1,732,000	-	622,000	1,110,000
16 and 18	3rd quarter 2003	12.17.2008	12.16.2009	up to 11.500	3,353,000	-	1,023,000	2,330,000
19 and 20	1st quarter 2004	02.01.2009	01.31.2010	up to 13.762	300,000	-	-	300,000
21 and 23	2nd quarter 2004	04.13.2009	04.12.2010	up to 14.032	506,120	-	-	506,120
24 and 26	3rd quarter 2004	09.20.2009	09.19.2010	up to 14.188	780,000	-	-	780,000
27	1st quarter 2005	02.01.2010	01.31.2011	16.678	4,220,000	-	335,000	3,885,000
28	2nd quarter 2005	05.03.2010	05.02.2011	19.537	25,000	-	-	25,000
29	3rd quarter 2005	09.19.2010	09.18.2011	21.158	60,000	-	-	60,000
General Position					18,051,120	2,678,054	4,455,866	10,917,200

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Holdings.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after third quarter of 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

			March 31, 2006	December 31, 2005

	Outstanding shares	Treasury stock	Total	Total
Common	755,658,168	-	755,658,168	755,658,168
Preferred	643,165,098	10,035,066	653,200,164	653,200,164
Total	1,398,823,266	10,035,066	1,408,858,332	1,408,858,332

As of March 31, 2006, the market value of common shares were R$28.00 and R$14.60 for preferred shares.

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

On March 31, 2006, the fair value of Units is R$31.88. Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Receipts (GDRs) is represented by 5 Units, and is traded in the international market.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

In December 2005, the Board of Directors approved the payment of interest on capital to the shareholders, in the amount of R$336,752, related to the quarter ended December 31, 2005, in the amount of R$56,752, and interest on capital related to second half of 2005, in the amount of R$280,000, comprising R$0.2304 (R$0.1958 plus net of applicable tax) per common share and R$0.2534 (R$0.2154 plus net of applicable tax) per preferred share. The interest on capital was calculated in accordance with article 9º of Law no. 9.249/95, with a tax benefit of R$114,496. The payment was realized on January 31, 2006.

The Units had interest on capital of R$0.4475 (R$0.3804 net of applicable tax) being R$0.1941 (R$0.1650 net of applicable tax) from Unibanco Holdings and R$0.2534 (R$0.2154 net of applicable tax) from Unibanco. The GDR had interest on capital of R$2.2375 (R$1.9019 net of applicable tax).

During the first quarter of 2006, R$202,922 of interest on own capital was accrued, with tax benefit of R$68,993. The amount will be computed for purposes of the minimum mandatory dividend of year, net of applicable tax.

In April 2006, the Board of Directors approved the payment of interest on capital to the shareholders, previously accrued in the amount of R$56,804, related to the first quarter of 2006, comprising R$0.0388 (R$0.0330 plus net of applicable tax) per common share and R$0.0427 (R$0.0363 plus net of applicable tax) per preferred share. The interest on capital was calculated in accordance with article 9º of Law no. 9.249/95, with a tax benefit of R$19,313. The payment was realized on April 28, 2006.

The Units had interest on capital of R$0.0765 (R$0.0650 net of applicable tax) being R$0.0338 (R$0.0287 net of applicable tax) from Unibanco Holdings and R$0.0427 (R$0.0363 net of applicable tax) from Unibanco. The GDR had interest on capital of R$0.3823 (R$0.3250 net of applicable tax).

(c) Capital reserves

These reserves are substantially comprised by the share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

	March 31, 2006	December 31, 2005
Legal reserve	483,033	483,033
Statutory reserves:
i) Foreign exchange risk reserve – calculated based on 2% of the net income for the year after the legal deductions and dividends up to a limit of 20%
of capital stock	114,267	103,436
ii) Operating margin reserve – calculated based on 90% of the net income for the year after the legal deductions and dividends up to a limit of 80% of
capital stock	3,511,534	3,531,165
iii) Special dividends reserve	63,898	63,898
Total	4,172,732	4,181,532

(e) Treasury stock

During the quarter ended March 31, 2006, as per the Shares – Performance buy back program (Note 14 (b)), approved by the Extraordinary Shareholders’ Meeting on October 31, 2001, and also due to the conversion program, the following changes in treasury stock occurred:

	Quantity of shares	R$ thousands
December 31, 2005	11,265,874	50,828
Conversion of own stocks	(615,404)	(2,252)
Sale of own stocks	(1,266,832)	(6,062)
Repurchase	651,428	10,766
March 31, 2006	10,035,066	53,280

The average cost of R$34.85 per repurchased Units, and the minimum and maximum price of share was R$29.51 and R$37.58, respectively.

(f) Changes in stockholders’ equity

	Quarter ended March 31,

	2006	2005
Balance at the beginning of the quarter	9,323,633	8,106,383
Prior year adjustments	(89,654)	(21)
Conversion, sale of own stocks	(2,452)	1,125
Revenue reserves realization	(9,326)	325
Fair value adjustments - marketable securities and derivatives, net of
applicable tax	(37,043)	6,005
Net income for the quarter	520,445	401,289
Revaluation reserve	(35)	(91)
Interest on own capital proposed	(202,922)	(151,770)
Balance at the end of the quarter	9,502,646	8,363,245

(g) Prior year adjustments

This amount corresponds, mainly, to the additional amount recorded as provision for fiscal contingencies, following the requirements of Deliberation CVM nº 489 of 2005.

16. Other Operating Income and Expenses

(a) Other operating income

	Unibanco		Unibanco Consolidated

			Quarter ended March 31,

	2006	2005	2006	2005
Insurance, annuity products and retirement
plans premiums	-	-	1,055,481	995,023
Financial results from insurance, pension
plans and annuity products	-	-	267,799	243,073
Dividends/retained earnings received from
other investments, principally consortium	5,521	6,026	9,846	18,053
Monetary correction of income receivable	995	5,241	995	5,241
Foreign branches’ and subsidiary
companies’ exchange gains	-	4,967	-	2,032
Other	22,469	98,598	28,606	13,601
Total	28,985	114,832	1,362,727	1,277,023

(b) Other operating expenses

		Unibanco	Unibanco Consolidated

			Quarter ended March 31,

	2006	2005	2006	2005
Changes in technical provision for insurance,
annuity products and retirement plans	-	-	397,708	384,848
Insurance claims	-	-	265,111	223,803
Interest and monetary correction on technical
provision for insurance, pension plans and
annuity products	-	-	199,592	153,343
Private retirement plans benefits expenses	-	-	183,241	185,032
Insurance and private retirement plans selling
and other expenses	-	-	93,404	58,062
Credit card selling expenses	-	-	78,961	65,892
Provision for labor and civil litigations	91,319	13,609	93,796	59,478
Foreign branches’ and subsidiary
companies’ exchange loss	83,487	-	83,487	-
Expense related to checks and billing, net	48,145	34,860	54,610	47,103
Amortization of goodwill on subsidiaries
acquired	14,006	11,490	31,735	25,947
Other	49,718	9,172	62,566	100,392
Total	286,675	69,131	1,544,210	1,303,900

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry- forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

				Unibanco

	December 31 ,2005	Constitution	Realization	March 31,2006
Allowance for credit losses	356,678	118,542	68,645	406,575
Other provisions not currently deductible (1)	460,421	201,257	147,359	514,319
Tax loss and negative basis of social
contribution carry-forwards	210,115	-	71,618	138,497
Social contribution carry-forwards
(Provisional Measure 2158-35)	277,620	-	13,163	264,457
Subtotal	1,304,834	319,799	300,785	1,323,848
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	(11,223)	18,380	-	7,157
Net deferred tax assets	1,293,611	338,179	300,785	1,331,005
Deferred tax assets	1,293,611			1,331,005

_________________
(1) Includes the amount of R$48,478 resulting from the requirements of Deliberation CVM nº 489 of October 2005, (see Note 15 (g)).

				Unibanco

	December 31, 2004	Constitution	Realization	March 31, 2005
Allowance for credit losses	294,272	46,625	30,182	310,715
Other provisions not currently deductible	790,096	120,927	154,291	756,732
Tax loss and negative basis of social
contribution carry-forwards	237,580	-	26,342	211,238
Social contribution carry-forwards
(Provisional Measure 2158-35)	280,992	-	5,023	275,969
Subtotal	1,602,940	167,552	215,838	1,554,654
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	43,843	-	2,973	40,870
Net deferred tax assets	1,646,783	167,552	218,811	1,595,524
Deferred tax assets	1,646,783			1,595,524

				Unibanco Consolidated

				Balance of
	December 31, 2005	Constitution	Realization	acquired companies	March 31, 2006
Allowance for credit losses	565,002	166,968	108,965	(443)	622,562
Other provisions not currently
deductible (1)	976,185	294,201	193,860	147	1,076,673
Tax loss and negative basis of social
contribution carry-forwards	605,299	55,864	96,335	-	564,828
Social contribution carry-forwards
(Provisional Measure 2158-35)	476,048	-	11,832	-	464,216
Subtotal	2,622,534	517,033	410,992	(296)	2,728,279
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	(9,670)	20,174	22	(11)	10,471
Deferred tax obligations	(55,403)	(2,260)	(320)	-	(57,343)
Net deferred tax assets	2,557,461	534,947	410,694	(307)	2,681,407
Deferred tax assets	2,612,864				2,738,750
Deferred tax liabilities	55,403				57,343

__________________
(1) Includes the amount of R$4,156 resulting from the requirements of Deliberation CVM nº 489 of October 2005, (see Note 15 (g)).

				Unibanco Consolidated

				Balance of
	December 31 , 2004	Constitution	Realization	acquired companies	March 31, 2005
Allowance for credit losses	438,485	108,720	92,513	384	455,076
Other provisions not currently
deductible	1,191,988	207,245	194,617	10,835	1,215,451
Tax loss and negative basis of social
contribution carry-forwards	677,100	11,819	48,754	-	640,165
Social contribution carry-forwards
(Provisional Measure 2158-35)	485,076	-	8,542	-	476,534
Subtotal	2,792,649	327,784	344,426	11,219	2,787,226
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	42,491	1,545	3,368	-	40,668
Deferred tax obligations	(28,626)	(772)	(84)	-	(29,314)
Net deferred tax assets	2,806,514	328,557	347,710	11,219	2,798,580
Deferred tax assets	2,835,140				2,827,894
Deferred tax liabilities	28,626				29,314

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On March 31, 2006, the expected realization of deferred taxes is as follows:

			Unibanco		Unibanco Consolidated

	Social contribution			Social contribution
	(Provisional			(Provisional
Year	Measure 2158-35)	Other	Total	Measure 2158-35)	Other	Total
2006	42,244	434,619	476,863	55,778	763,026	818,804
2007	40,280	549,632	589,912	51,315	852,387	903,702
2008	39,578	37,570	77,148	54,379	244,771	299,150
2009	46,523	37,570	84,093	66,723	221,390	288,113
2010	58,716	-	58,716	81,018	108,786	189,804
2011	37,116	-	37,116	59,257	50,240	109,497
2012 to 2016	-	-	-	95,746	23,463	119,209
Total	264,457	1,059,391	1,323,848	464,216	2,264,063	2,728,279

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,179,533 in Unibanco and R$2,358,148 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

		Unibanco	Unibanco Consolidated

			Quarter ended March 31,

	2006	2005	2006	2005
Income before income tax and social
contribution, net of profit sharing	595,431	511,242	720,044	603,700
Income tax and social contribution
expenses at a rate of 25% and 9%	(202,447)	(173,822)	(244,815)	(205,258)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange
rate variation on subsidiaries abroad	62,007	42,598	(22,927)	290
Interest on capital paid, net	61,320	46,401	70,584	56,465
Deferred tax credits of prior year	-	-	1,805	-
Income tax and social contribution of
prior years	9,144	-	35,942	-
Permanent differences (net)	(5,010)	(25,130)	12,063	(17,389)
Income tax and social contribution for
the quarter	(74,986)	(109,953)	(147,348)	(165,892)

18. Adjusted Net Income

		Unibanco	Unibanco Consolidated

			Quarter ended March 31,

	2006	2005	2006	2005
Net income	520,445	401,289	520,445	401,289
Adjustments to net income	(210,823)	(69,451)	112,627	124,645
Depreciation and amortization	54,232	54,683	94,443	94,342
Amortization of goodwill on acquisition of
subsidiary companies	14,006	11,490	31,735	25,947
Exchange gain on foreign investments	44,057	(4,967)	-	(2,032)
Provision for losses on investments	-	(31)	-	(2,214)
Equity in results of subsidiary and associated
companies	(323,979)	(137,354)	(16,055)	1,178
Provision of foreclosed assets	861	6,728	2,504	7,424
Adjusted net income	309,622	331,838	633,072	525,934

19. Commitments and Guarantees

		Unibanco	Unibanco Consolidated

	March 31 , 2006	December 31 , 2005	March 31 , 2006	December 31 , 2005
Co-obligation and risks for guarantees
provided	7,584,351	7,273,524	7,622,531	7,315,343
Assets under management (mainly mutual
investment funds)	40,078,749	36,813,800	39,923,624	37,395,850
Lease commitments	31,512	41,520	31,553	41,570

20. Related-Party Transactions (Unibanco)

	March 31, 2006	December 31, 2005
Assets
Cash and due from banks	86	8,544
Interbank investments	6,155,619	5,403,333
Marketable securities and derivative financial instruments	5,887,165	5,686,751
Interbank accounts	9,946	11,458
Lending operations	166,319	156,116
Other credits
. Income receivable
Dividends and interest on capital	133,976	58,297
. Sundry	678	233,096
Liabilities
Deposits	6,988,044	6,669,479
Securities sold under repurchase agreements	1,358,012	352,841
Resources from securities issued
. Securities abroad	255,641	193,396
Interbank accounts	13,356	37,243
Borrowings	166,413	172,832
Derivative financial instruments	57,396	57,079
Other liabilities
Social and statutory	222,183	354,313
Subordinated debt	31,414	31,099
Sundry	48,630	15,276

	Quarter ended March 31,
	2006	2005
Revenues
Lending operations	2,487	2,304
Marketable securities	453,075	231,987
Derivative financial instruments	28,840	1,416
Services rendered	69,945	54,141
Other operating income	1,806	-

Expenses
Deposits and securities sold	272,447	75,991
Borrowings and onlendings	3,504	2,244
Other administrative expenses	10,192	6,189
Other operating expenses	3,738	497

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

21. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designated as hedges may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limit is intended to avoid concentration in clients and particular sectors that Unibanco believes have high risk factors.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by the head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets’ and liabilities’ cash flows and their impacts on the financial capacity of the institution to obtain additional funds and to honor its obligations.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision makers and are controlled by independent areas on a daily bases.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses due to its systems, practices and/or control measures being incapable of withstanding human error; damaged support infrastructure; inadequate utilization of modeling, services or products; changes in the business environment or other adverse market conditions.

The management of these risks in Unibanco is carried out by an independent internal structure of Risk Management.

(d) Financial instruments recorded in the quarterly financial information and their to fair values are as follows:

				Unibanco

	March 31 , 2006			December 31 , 2005

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	9,195,260	9,255,217	8,319,965	8,359,139
Marketable securities	16,870,903	17,033,859	17,335,197	17,497,584
Lending operations	25,352,846	25,454,884	25,114,066	25,147,028
Derivatives, net	49,284	49,284	257,622	257,622

Liabilities
Interbank deposits	5,125,538	5,125,940	5,154,940	5,155,424
Time deposits	28,340,446	28,330,733	26,465,823	26,452,178
Mortgage notes	534,761	535,127	515,043	514,378
Resources from securities issued abroad	1,199,298	1,194,503	1,213,447	1,200,155
Subordinated debt (Note 13(b))	2,853,775	2,915,667	2,994,916	3,078,959
Other liabilities (Note 13(c))	1,541,420	1,490,191	2,120,017	2,279,217
Treasury stocks	53,280	159,959	50,828	165,327

				Unibanco Consolidated

	March 31 , 2006			December 31 , 2005

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	4,085,642	4,116,172	3,771,082	3,788,546
Marketable securities	19,184,631	19,426,534	19,559,102	19,716,683
Lending operations	31,908,663	32,025,351	31,688,807	31,750,459
Derivatives, net	70,591	70,591	293,947	293,947

Liabilities
Interbank deposits	3,744	3,739	23,093	23,093
Time deposits	27,502,409	27,492,696	26,068,491	26,054,846
Mortgage notes	565,411	565,777	547,779	547,114
Resources from securities issued abroad	943,656	936,261	1,020,103	1,008,527
Subordinated debt (Note 13 (b))	2,822,361	2,883,244	2,963,817	3,047,313
Other liabilities (Note 13 (c))	1,531,763	1,480,534	2,109,681	2,268,881
Treasury stocks	53,280	159,959	50,828	165,327

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the quarter for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the quarter for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at March 31, 2006 on the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

				Unibanco

	March 31 , 2006			December 31, 2005

	Notional	Exposure	Notional	Exposure
	exposure	at fair value	exposure	at fair value
	(1) and (2)	(1) and (2)	(1) and (2)	(1) and (2)
Futures contracts	(6,357,687)	(6,357,687)	(4,050,247)	(4,050,247)
Currencies	(1,640,051)	(1,640,051)	(2,718,080)	(2,718,080)
Interbank interest rate	(5,409,331)	(5,409,331)	(2,207,080)	(2,207,080)
Exchange coupon	691,695	691,695	874,913	874,913
Forward contracts	845,278	831,131	397,570	379,517
Currencies	2,498,879	2,459,030	1,530,800	1,480,738
Fixed interest rate	(1,653,601)	(1,627,899)	(1,133,230)	(1,101,221)
Swap contracts	253,316	327,108	173,710	221,275
Currencies	(3,704,847)	(3,647,587)	(3,753,417)	(3,775,159)
Interbank interest rate	4,526,766	4,490,653	1,629,723	1,590,723
Fixed interest rate	676,856	712,020	1,046,155	1,069,456
Other	(1,245,459)	(1,227,978)	1,251,249	1,336,255
Swap contracts with daily reset	(732,453)	(732,453)	(493,748)	(493,748)
Currencies	(732,453)	(732,453)	(493,748)	(493,748)
Third curve swap contracts	14,995	28,428	12,844	20,484
Currencies	(309,261)	(302,120)	(243,148)	(239,010)
Interbank interest rate	231,906	235,769	134,648	136,101
Fixed interest rate	92,350	94,779	121,344	123,393
Option contracts
Purchased options	349,936	289,924	220,736	339,330
Purchase	332,377	257,597	214,379	333,920
Currencies	332,377	257,597	214,379	333,920
Sale	17,559	32,327	6,357	5,410
Currencies	17,559	32,327	6,357	5,410
Sale option	423,437	417,245	236,392	270,876
Purchase	306,923	241,585	141,486	210,387
Currencies	306,923	241,585	141,486	210,387
Sale	116,514	175,660	94,906	60,489
Currencies	116,514	175,660	94,906	60,489

			Unibanco Consolidated

	March 31 , 2006			December 31, 2005

	Notional	Exposure	Notional	Exposure
	exposure	at fair value	exposure	at fair value
	(1) and (2)	(1) and (2)	(1) and (2)	(1) and (2)
Futures contracts	(3,659,966)	(3,659,966)	(1,412,806)	(1,412,806)
Currencies	(1,643,541)	(1,643,541)	(2,714,441)	(2,714,441)
Interbank interest rate	(2,680,982)	(2,680,982)	455,409	455,409
Exchange coupon	664,557	664,557	846,226	846,226
Forward contracts	667,086	650,979	419,900	401,544
Currencies	2,312,049	2,270,256	1,774,233	1,724,143
Fixed interest rate	(1,644,963)	(1,619,277)	(1,354,333)	(1,322,599)
Swap contracts	278,311	342,335	193,556	235,574
Currencies	(3,750,746)	(3,691,523)	(3,805,134)	(3,823,505)
Interbank interest rate	5,227,961	5,191,803	2,581,754	2,542,689
Fixed interest rate	112,486	135,962	210,151	224,595
Other	(1,311,390)	(1,293,907)	1,206,785	1,291,795
Swap contracts with daily reset	(732,453)	(732,453)	(493,748)	(493,748)
Currencies	(732,453)	(732,453)	(493,748)	(493,748)
Third curve swap contracts	14,995	28,428	12,844	20,484
Currencies	(309,261)	(302,120)	(243,148)	(239,010)
Interbank interest rate	231,906	235,769	134,648	136,101
Fixed interest rate	92,350	94,779	121,344	123,393
Option contracts
Purchased options	349,936	289,924	220,736	339,330
Purchase	332,377	257,597	214,379	333,920
Currencies	332,377	257,597	214,379	333,920
Sale	17,559	32,327	6,357	5,410
Currencies	17,559	32,327	6,357	5,410
Sale option	423,437	417,245	236,392	270,876
Purchase	306,923	241,585	141,486	210,387
Currencies	306,923	241,585	141,486	210,387
Sale	116,514	175,660	94,906	60,489
Currencies	116,514	175,660	94,906	60,489
_______________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts, the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts, recorded in memorandum accounts, amounted to R$59,990,141 (December 31, 2005 - R$21,054,922) with respect to purchase commitments and R$60,091,799 (December 31, 2005 - R$20,944,180) with respect to sale commitments.

On March 31, 2006, there were future transactions of R$9,000,749 (December 31, 2005 - R$9,878,053) in Unibanco and R$9,063,461 (December 31, 2005 - R$10,248,775) in Unibanco Consolidated, swap contracts in the amount of R$1,354,788 (December 31, 2005 - R$1,592,252) in Unibanco and R$1,354,788 (December 31, 2005 - R$1,592,252) in Unibanco Consolidated and forward transactions in the amount of R$217,435 in Unibanco and Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges of exposure to the US dollar fluctuations and indexed to interbank interest rate (CDI), net loss of applicable taxes and minority interest, during the quarter, in the amount of R$12,098 (December 31, 2005 – R$10,295) in Unibanco and R$12,263 (December 31, 2005 - R$10,937) in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of March 31, 2006, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value by trade location

						Unibanco

		March 31 , 2006			December 31 , 2005

		CETIP/			CETIP/
		Over the			Over the
Exposure at fair value	BM&F	counter(1)	Total	BM&F	counter (1)	Total
Future contracts	(6,357,687)	-	(6,357,687)	(4,050,247)	-	(4,050,247)
Forward contracts	-	831,131	831,131	-	379,517	379,517
Swap contracts	5,896	321,212	327,108	(39,419)	260,694	221,275
Swap contracts with daily
reset	(732,453)	-	(732,453)	(493,748)	-	(493,748)
Third curve swap contracts	-	28,428	28,428	-	20,484	20,484
Option contracts
Purchased option	288,697	1,227	289,924	339,136	194	339,330
Sale option	416,104	1,141	417,245	270,582	294	270,876

					Unibanco Consolidated

		March 31 , 2006			December 31 , 2005

		CETIP/			CETIP/
		Over the			Over the
Exposure at fair value	BM&F	counter(1)	Total	BM&F	counter (1)	Total
Future contracts	(3,659,966)	-	(3,659,966)	(1,412,806)	-	(1,412,806)
Forward contracts	-	650,979	650,979	-	401,544	401,544
Swap contracts	23,027	319,308	342,335	(28,178)	263,752	235,574
Swap contracts with daily
reset	(732,453)	-	(732,453)	(493,748)	-	(493,748)
Third curve swap contracts	-	28,428	28,428	-	20,484	20,484
Option contracts
Purchased option	288,697	1,227	289,924	339,136	194	339,330
Sale option	416,104	1,141	417,245	270,582	294	270,876
________________________
(1)	CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$122,006 (December 31, 2005 - R$132,564) in Unibanco and R$277,147 (December 31, 2005 - R$257,266) in Unibanco Consolidated and are comprised federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

		Unibanco	Unibanco Consolidated

	March 31 , 2006	December 31 , 2005	March 31 , 2006	December 31 , 2005
Assets
Less than 3 months	259,636	406,200	252,271	423,481
Between 3 months and 1 year	497,502	357,440	491,174	337,470
Between 1 and 3 years	254,628	193,923	249,078	190,249
More than 3 years	65,009	51,464	67,046	51,225
Total	1,076,775	1,009,027	1,059,569	1,002,425

Liabilities
Less than 3 months	163,710	323,696	171,803	318,292
Between 3 months and 1 year	623,331	312,099	576,725	274,576
Between 1 and 3 years	234,481	111,357	234,482	111,357
More than 3 years	5,970	4,253	5,969	4,253
Total	1,027,492	751,405	988,979	708,478

		Unibanco	Unibanco Consolidated

	March 31 , 2006	December 31 , 2005	March 31 , 2006	December 31 , 2005
Assets
Forward contracts	47,403	53,986	62,045	71,126
Swap contracts	709,841	593,182	677,993	569,440
Third curve swap contracts	29,607	22,529	29,607	22,529
Option contracts – premiums
paid	289,924	339,330	289,924	339,330
Total	1,076,775	1,009,027	1,059,569	1,002,425

Liabilities
Forward contracts	226,335	106,577	234,897	101,691
Swap contracts	382,733	371,907	335,658	333,866
Third curve swap contracts	1,179	2,045	1,179	2,045
Option contracts – premiums
received	417,245	270,876	417,245	270,876
Total	1,027,492	751,405	988,979	708,478

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts, the balance of which represents the amounts recorded in asset and liability accounts, are as follows:

					Unibanco

				March 31, 2006

		Between	Between
	Less than	3 months	1 and 3	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	(817,315)	(5,832,318)	7,009	284,937	(6,357,687)
Forward contracts	679,431	121,066	11,389	19,245	831,131
Swap contracts	159,824	52,586	56,263	58,435	327,108
Swap contracts with daily reset	-	(557,429)	(175,024)	-	(732,453)
Third curve swap contracts	11,458	12,384	4,586	-	28,428
Option contracts
Purchased option	36,952	159,345	93,627	-	289,924
Sale option	17.436	279.156	120.653	-	417.245

					Unibanco

				December 31, 2006

		Between	Between
	Less than	3 months	1 and 3	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	3,397,133	(8,131,515)	32,763	651,372	(4,050,247)
Forward contracts	97,531	197,804	66,171	18,011	379,517
Swap contracts	(12,487)	103,650	82,271	47,841	221,275
Swap contracts with daily reset	(34,500)	(359,395)	(99,853)	-	(493,748)
Third curve swap contracts	14,125	4,242	2,117	-	20,484
Option contracts
Purchased option	240,255	36,736	62,339	-	339,330
Sale option	154,708	59,267	56,901	-	270,876

				Unibanco Consolidated

				March 31, 2006

		Between	Between
	Less than	3 months	1 and 3	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	(1,154,053)	(4,951,613)	2,149,849	295,851	(3,659,966)
Forward contracts	497,915	122,430	11,389	19,245	650,979
Swap contracts	139,653	91,498	50,711	60,473	342,335
Swap contracts with daily reset	-	(557,429)	(175,024)	-	(732,453)
Third curve swap contracts	11,458	12,384	4,586	-	28,428
Option contracts
Purchased option	36,952	159,345	93,627	-	289,924
Sale option	17,436	279,156	120,653	-	417,245

				Unibanco Consolidated

				December 31, 2005

		Between	Between
	Less than	3 months	1 and 3	More than 3
Exposure at fair value	3 months	and 1 year	years	years	Total
Future contracts	3,727,355	(7,157,268)	1,365,815	651,292	(1,412,806)
Forward contracts	119,275	198,086	66,171	18,012	401,544
Swap contracts	(11,547)	120,920	78,598	47,604	235,574
Swap contracts with daily reset	(34,500)	(359,395)	(99,853)	-	(493,748)
Third curve swap contracts	14,125	4,242	2,117	-	20,484
Option contracts
Purchased option	240,255	36,736	62,339	-	339,330
Sale option	154,708	59,267	56,901	-	270,876

22. Other Information

(a) Assets leased to third parties, in the amount of R$1,308,680 (December 31, 2005 - R$1,164,800), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$734,134 (December 31, 2005 - R$609,065) and the residual value received in advance from these lessees amounts to R$402,959 (December 31, 2005 - R$347,421), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At March 31, 2006, the insurance coverage on properties and other assets in use totaled R$494,420 (December 31, 2005 - R$549,385) in Unibanco and R$1,134,620 (December 31, 2005 - R$1,201,513) in Unibanco Consolidated.

* * *

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES

Item	Name	CNPJ	Principal Activity	Type of Company	Number of Shares or quotas	%Capital Investment in Controlled Company

01	Unibanco AIG Seguros S.A.	33,166,158/0001-95	Insurance Company	Non-Financial Instituituion	1,069,751,053	49.902
02	Unipart Participações Internacionais Ltd.	521,028	Holding	Non-Financial Instituituion	990,270	100.000
03	Unicard Banco Múltiplo S.A.	61,071,387/0001-61	Bank	Financial Institution	239,244,367,903	100.000
04	Unibanco Companhia de Capitalização	61,054,128/0001-22	Annuity Products	Non-Financial Instituituion	4,193,771	99.999
05	Banco Fininvest S.A.	33,098,518/0001-69	Bank	Financial Instituituion	4,969	100.000
06	Banco Dibens S.A.	61,199,881/0001-06	Bank	Financial Instituituion	8,858,142,354	100.000
07	Dibens Leasing S.A. - Arrendamento Mercantil	65,654,303/0001-73	Leasing	Financial Instituituion	81,086,903	99.999
08	Interbanco S.A.	670,849	Bank	Financial Instituituion	20,000,000	99.996
09	Unibanco Asset Management Banco de Investimento S.A.	59,608,174/0001-84	Asset Management	Financial Instituituion	2,936,810	99.999
10	Unibanco Negócios Imobiliários Ltda.	34,098,442/0001-03	Service Render	Non-Financial Instituituion	49,568,000	99.999
11	Unibanco Serviços de Investimento Ltda.	01,538,145/0001-03	Service Render	Non-Financial Instituituion	100,000	99.999
12	Unibanco Empreendimentos e Participações Ltda.	60,938,552/0001-77	Service Render	Non-Financial Instituituion	201,910,495	48.003
13	Unibanco Empreendimentos Ltda.	35,765,817/0001-35	Service Render	Non-Financial Instituituion	150,488,716	16.126
14	Banco Único S.A.	00,086,413/0001-30	Bank	Financial Instituituion	5,536,793,648	100.000
15	BWU Comércio e Entretenimento Ltda.	00,018,517/0001-08	Service Render	Non-Financial Instituituion	112,993,502	59.792
16	Unibanco Investshop – Corretora de Valores Mobiliários e Câmbio S.A.	66,649,955/0001-82	Brokerage	Financial Instituituion	9,909,084	100.000
17	AIG Brasil Companhia de Seguros	33,040,981/0001-50	Brokerage	Non-Financial Instituituion	108,427,875	49.999

63

7016 - MARKETABLE SECURITIES

								More
		No stated	Up to 3	3 months				than
Code	Description	maturity	months	to 1 year	1-3 years	3-5 years	5-15 years	15 years

00.0.0.01.01.00	National Treasury
	Securities	-	3,861,511.33	852,561.55	700,604.78	384,945.04	1,225,192.02	1,111,352.37
00.0.0.01.02.00	Brazilian Central Bank
	Securities	-	9,060.57	170,789.60	-	-	-	-
00.0.0.01.05.00	Time Deposits	-	1,008.13	-	-	-	-	-
00.0.0.01.07.00	Mortgage Notes	-	47,141.42	25,832.71	-	-	-	-
00.0.0.01.08.00	Debentures	-	315,340.77	235,330.02	566,530.68	577,359.91	5,863,801.40	-
00.0.0.01.09.00	Listed Companies
	Equity Securities	13,184.36	-	-	-	-	-	-
00.0.0.01.10.00	Non-listed Companies
	Equity Securities	15,500.03	-	-	-	-	-	-
00.0.0.01.11.00	Other	171,107.94	81,055.96	104,974.19	142,309.62	28,948.44	305,684.31	59,775.62
00.0.0.02.01.00	Swaps	-	194,930.92	301,744.01	150,418.83	58,588.17	4,158.91	-
00.0.0.02.02.00	Forward contracts	-	15,589.69	23,555.45	5,995.47	2,261.62	-	-
00.0.0.02.04.00	Options	-	36,951.97	159,345.00	93,627.39	-	-	-
00.0.0.02.06.00	Other Derivative
	Financial Instruments	-	12,386.88	12,634.41	4,586.28	-	-	-
00.0.0.02.00.00	TOTAL OF DERIVATIVE FINANCIAL INSTRUMENTS
		-	259,859.46	497,278.87	254,627.97	60,849.79	4,158.91	-
00.0.0.01.00.00	TOTAL OF MARKETABLE SECURITIES
		199,792.33	4,315,118.18	1,389,488.07	1,409,445.08	991,253.39	7,394,677.73	1,171,127.99

Code	Description	Fair Value	Book Value

00.0.0.01.01.00	National Treasury Securities	8,292,253.85	8,136,167.09
00.0.0.01.02.00	Brazilian Central Bank Securities	183,899.34	179,850.17
00.0.0.01.05.00	Time Deposits	1,008.13	1,008.13
00.0.0.01.07.00	Mortgage Notes	72,974.13	72,974.13
00.0.0.01.08.00	Debentures	7,558,362.78	7,558,362.78
00.0.0.01.09.00	Listed Companies Equity Securities	13,184.36	13,184.36
00.0.0.01.10.00	Non-listed Companies Equity
	Securities	15,500.03	15,500.03
00.0.0.01.11.00	Other	896,675.99	893,856.08
00.0.0.02.01.00	Swaps	709,840.84	709,840.84
00.0.0.02.02.00	Forward contracts	47,402.23	47,402.23
00.0.0.02.04.00	Options	289,924.36	289,924.36
00.0.0.02.06.00	Other Derivative Financial
	Instruments	29,607.57	29,607.57
00.0.0.02.00.00	TOTAL OF DERIVATIVE FINANCIAL INSTRUMENTS	1,076,775.00	1,076,775.00
00.0.0.01.00.00	TOTAL OF MARKETABLE SECURITIES	17,033,858.61	16,870,902.77

7017 - MARKETABLE SECURITIES

								More
		No stated	Up to 3	3 months				than 15
Code	Description	maturity	months	to 1 year	1-3 years	3-5 years	5-15 years	years

00.0.0.01.01.00	Own Portfolio	199,792.33	1,898,442.19	685,124.37	723,578.51	611,633.40	1,542,852.62	69,885.75
00.0.0.01.02.00	Subject to Repurchase Commitments	-	758,890.16	319,919.24	532,551.39	379,619.99	5,851,825.11	1,101,242.24
00.0.0.01.03.00	Derivatives Financial Instruments	-	259,859.46	497,278.87	254,627.97	60,849.79	4,158.91	-
00.0.0.01.04.00	Pledged with Brazilian Central Bank	-	1,494,250.14	26,310.98	-	-	-	-
00.0.0.01.06.00	Pledged under Guarantees Rendered	-	163,535.69	358,133.48	153,315.18	-	-	-
00.0.0.01.00.00	Total	199,792.33	4,574,977.64	1,886,766.94	1,664,073.05	1,052,103.18	7,398,836.64	1,171,127.99

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits

						Allowance
			% on the		% on the	for loan		% on the
Code	Description	Amount	total	Amount	total	losses	Amount	total

00.0.0.01.01.00	10 largest borrowers/clients	7,324,962.60	85.62	2,928,109.02	10.17	43,896.87	3,589,274.21	8.52
00.0.0.01.02.00	Next 50 largest borrowers/clients	1,229,922.91	14.38	5,575,081.88	19.35	145,241.20	5,738,925.75	13.61
00.0.0.01.03.00	Next 100 largest borrowers/clients	-	-	3,922,265.56	13.62	66,873.85	4,001,284.98	9.49
00.0.0.01.04.00	Other	-	-	16,379,625.06	56.86	1,208,691.57	28,830,070.21	68.38
00.0.0.01.00.00	Total	8,554,885.51	100.00	28,805,081.52	100.00	1,464,703.49	42,159,555.15	100.00

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

		Credits in arrears over 15 days	Falling due portfolio

			Up to 3	3 months				More than
Code	Description		months	to 1 year	1-3 years	3-5 years	5-15 years	15 years

00.1.1.00.00.00	Public Sector	-	28,073.74	111,396.16	307,221.57	312,314.06	256,713.21	-
00.1.1.02.00.00	Corporate
	Activities	-	28,073.74	111,396.16	307,221.57	312,314.06	256,713.21	-
00.1.1.02.01.00	Manufacturing	-	28,073.74	111,396.16	307,221.57	312,314.06	256,713.21	-
00.1.4.00.00.00	Private Sector	787,644.08	9,771,043.11	8,071,893.92	6,068,857.39	1,866,393.83	1,221,538.41	1,992.04
00.1.4.01.00.00	Agricultural	3,979.53	326,947.45	540,055.88	134,615.43	50,937.86	38,418.74	1,992.04
00.1.4.02.00.00	Manufacturing	92,177.29	4,555,006.81	3,002,589.97	2,274,861.58	871,554.63	183,824.43	-
00.1.4.03.00.00	Trade	70,264.74	2,657,326.05	542,709.37	184,340.56	14,001.69	50.83	-
00.1.4.04.00.00	Financial Services	622.58	171,254.35	509,919.93	288,435.96	86,467.29	30,217.38	-
00.1.4.05.00.00	Other Services	279,816.51	217,337.86	1,611,722.64	1,634,791.89	580,536.44	517,662.09	-
00.1.4.06.00.00	Individuals	328,242.51	1,802,667.15	1,755,457.43	1,294,358.47	71,418.99	12,455.72	-
00.1.4.07.00.00	Residential
	Construction loans	12,540.92	40,503.44	109,438.70	257,453.50	191,476.93	438,909.22	-
00.1.0.00.00.00	Total	787,644.08	9,799,116.85	8,183,290.08	6,376,078,96	2,178,707.89	1,478,251.62	1,992.04

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

		Contracted	Amortized	Loan Charge-	Loan	Renegotiated
Code	Description	Credits	Credits	Offs	Recoveries	Credits

00.1.1.00.00.00	Public Sector	-	3,582.40	-	-	-
00.1.1.02.00.00	Corporate Activities	-	3,582.40	-	-	-
00.1.1.02.01.00	Manufacturing	-	3,582.40	-	-	-
00.1.4.00.00.00	Private Sector	17,508,503.89	17,524,473.03	165,289.52	10,389.72	116,878.60
00.1.4.01.00.00	Agricultural	200,207.39	236,365.22	-	-	-
00.1.4.02.00.00	Manufacturing	5,467,804.52	5,502,776.21	12,888.15	725.39	5,339.52
00.1.4.03.00.00	Trade	3,459,698.26	3,503,664.50	22,913.42	1,010.55	21,119.58
00.1.4.04.00.00	Financial Services	292,613.06	505,669.15	1,493.69	9.00	57.73
00.1.4.05.00.00	Other Services	5,008,593.38	5,050,346.06	26,133.07	2,854.28	33,356.41
00.1.4.06.00.00	Individuals	2,758,796.01	2,413,113.18	98,113.22	5,780.11	56,502.60
00.1.4.07.00.00	Residential Construction Loans	320,791.27	312,538.71	3,747.97	10.39	502.76
00.1.0.00.00.00	Total	17,508,503.89	17,528,055.43	165,289.52	10,389.72	116,878.60

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits

		Private Sector		Private Sector

		Private		Private
Code	Description	companies	Individuals	companies	Individuals

00.0.1.01.00.00	Local	3,378,488.76	127,626.73	18,651,106.48	8,139,843.15
00.0.1.01.01.00	The North	33,141.16	1,433.56	130,984.31	75,584.18
00.0.1.01.02.00	The Northeast	174,335.66	7,253.59	758,779.99	519,725.24
00.0.1.01.03.00	The Southeast	2,900,386.36	104,514.69	16,589,214.99	6,689,488.63
00.0.1.01.04.00	The Middle-west	83,607.64	3,637.77	236,891.33	161,994.11
00.0.1.01.05.00	The South	187,017.94	10,787.12	935,235.86	693,050.99
00.0.1.02.00.00	Abroad	379,005.04	-	1,549,496.03	-
00.0.1.00.00.00	Total	3,757,493.80	127,626.73	20,200,602.51	8,139,843.15

		Savings Deposits

		Private Sector

		Private		Lending Operation
Code	Description	Companies	Individuals	Portfolio

00.0.1.01.00.00	Local	90,230.89	4,715,792.83	27,438,525.60
00.0.1.01.01.00	The North	1,422.50	60,277.81	152,999.75
00.0.1.01.02.00	The Northeast	5,344.13	358,201.63	1,201,932.52
00.0.1.01.03.00	The Southeast	73,193.56	3,749,144.55	22,726,236.24
00.0.1.01.04.00	The Middle-west	1,424.87	114,425.69	698,549.04
00.0.1.01.05.00	The South	8,845.83	433,743.15	2,658,808.05
00.0.1.02.00.00	Abroad	-	-	1,366,555.92
00.0.1.00.00.00	Total	90,230.89	4,715,792.83	28,805,081.52

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

		Amounts by Risk Level

Code	Description	AA	A	B	C	D

00.0.0.01.01.00	Hot-money	-	-	-	-	-
00.0.0.01.02.00	Loans	2,811,430.14	3,628,912.60	1,357,855.38	581,657.90	481,306.79
00.0.0.01.03.00	Discounted Loans,	434,832.52	184,840.46
	Notes and Bills			52,758.03	22,827.66	10,072.34
00.0.0.01.04.00	Overdraft Loans	227,263.55	505,806.54	356,613.77	131,376.84	17,570.96
00.0.0.01.05.00	Individual Loans	365,454.95	489,543.11	62,101.77	25,252.65	14,272.71
00.0.0.01.06.00	Individual Financing	146,522.17	1,566,170.88	124,774.87	117,833.00	46,758.97

00.0.0.01.07.00	Advances on Exchange	807,575.20	228,798.59
	Contracts (before export)			125,918.82	35,861.45	8,707.61
00.0.0.01.08.00	Advances on Exchange	348,792.80	17,923.96
	Contracts (after export)			9,915.89	3,273.50	3,855.33
00.0.0.01.09.00	Vendor	250,369.07	23,927.51	3,992.73	170.47	-
00.0.0.01.10.00	Purchase Financing	439,065.91	130,746.61	129,465.31	23,321.08	198.43
00.0.0.01.11.00	Agricultural	480,515.63	412,101.56	106,491.28	38,301.38	16,222.14
00.0.0.01.12.00	Real Estate Loans	1,169,619.16	81,696.44	59,434.05	41,814.21	22,708.04
00.0.0.01.15.00	Other Financing	5,801,864.02	1,767,423.45	364,759.08	287,329.72	295,593.00
00.0.0.01.19.00	Other Loans	263,506.24	40,497.94	74,466.81	20,358.18	4,973.25
00.0.0.01.00.00	Total	13,546,811.36	9,078,389.65	2,828,547.79	1,329,378.04	922,239.57

		Amounts by Risk Level					Total

Code	Description	E	F	G	H	Total	Guaranteed

00.0.0.01.01.00	Hot-money	-	-	34.59	69.08	103.67	-
00.0.0.01.02.00	Loans	106,112.51	80,527.18	160,590.66	340,827.11	9,549,220.27	1,043,960.25
00.0.0.01.03.00	Discounted Loans, Notes and Bills	7,678.27	7,122.24	7,090.38	30,090.47	757,312.37	189,825.13
00.0.0.01.04.00	Overdraft Loans	1,616.97	834.05	264.07	314.18	1,241,660.93	-
00.0.0.01.05.00	Individual Loans	12,378.98	10,637.31	11,673.42	51,660.54	1,042,975.44	-
00.0.0.01.06.00	Individual Financing	28,179.52	22,994.48	17,537.36	60,679.17	2,131,450.42	2,104,729.39
00.0.0.01.07.00	Advances on Exchange Contracts (before export)	821.99	70.04	35.92	306.76	1,208,096.38	92,010.58
00.0.0.01.08.00	Advances on Exchange Contracts (after export)	1,994.43	203.30	15.81	2,503.60	388,478.62	29,587.16
00.0.0.01.09.00	Vendor	-	-	-	-	278,459.78	-
00.0.0.01.10.00	Purchase Financing	-	92.63	-	805.14	723,695.11	-
00.0.0.01.11.00	Agricultural	1,060.58	36,320.88	1,759.02	4,174.46	1,096,946.93	945,318.85
00.0.0.01.12.00	Real Estate Loans	7,312.18	2,997.76	3,479.96	16,982.87	1,406,044.67	1,394,091.57
00.0.0.01.15.00	Other Financing	9,634.28	2,928.82	3,082.38	13,284.71	8,545,899.46	4,643,330.73
00.0.0.01.19.00	Other Loans	96.58	45.82	-	30,792.65	434,737.47	17,767.30
00.0.0.01.00.00	Total	176,886.29	164,774.51	205,563.57	552,490.74	28,805,081.52	10,460,620.96

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

				Floating
			Interbank	Reference
			Deposit	Rate/Basic
Code	Description	Fixed Rate	Interest Rate	Financial Rate	Dollar	Other

00.0.0.01.01.00	Lending Operations	11,363,274.09	4,466,146.17	1,730,751.91	4,525,654.20	4,687,942.65
00.0.0.01.03.00	Other	300,691.50	130,337.64	1,933.47	1,596,575.02	1,774.87
00.0.0.01.00.00	Total	11,663,965.59	4,596,483.81	1,732,685.38	6,122,229.22	4,689,717.52

7024 - CREDIT ASSIGNMENT

		Financial Institutions
				Securitization Companies

		Related	Non-Related	Related	Non-Related
Code	Description	Parties	Parties	Parties	Parties

00.0.0.01.01.00	Assignment of loan with co-obligation	-	-	-	4,962.90
00.0.0.01.02.00	Assignment of loan without co-obligation	-	-	-	2,394.96
00.0.0.01.00.00	Total	-	-	-	7,357.86

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A

		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	778.93	849,988.78	2,641.36	2,585,159.90
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	19.06	265,689.45	56.99	797,202.45
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	15.09	486,217.14	30.20	890,251.81
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	7.60	528,166.76	5.58	378,611.20
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	5.20	975,957.76	3.22	619,458.56
00.0.0.01.06.00	Over to R$ 500,000.00	2.26	10,440,791.47	1.21	3,807,705.73
00.0.0.01.00.00	Total	828.14	13,546,811.36	2,738.56	9,078,389.65

		B		C

		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	252.16	267,986.90	167.15	254,794.14
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	6.59	93,331.85	6.69	93,939.63
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	4.86	153,130.87	4.20	126,854.05
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	1.89	136,382.29	1.18	83,809.67
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	2.07	429,318.57	0.89	171,783.82
00.0.0.01.06.00	Over to R$ 500,000.00	0.52	1,748,397.31	0.21	598,196.73
00.0.0.01.00.00	Total	268.09	2,828,547.79	180.32	1,329,378.04

		D		E

		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	69.30	112,309.31	41.83	74,735.23
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	2.86	39,830.44	1.62	22,270.75
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	1.71	51,471.24	0.90	26,688.11
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.49	33,527.31	0.19	12,954.46
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.32	53,919.08	0.10	17,466.30
00.0.0.01.06.00	Over to R$ 500,000.00	0.04	631,182.19	0.01	22,771.44
00.0.0.01.00.00	Total	74.72	922,239.57	44.65	176,886.29

		F		G

		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	34.41	62,107.64	35.26	59,931.01
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	1.32	18,122.87	1.31	17,939.62
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	0.69	20,073.20	0.58	16,457.41
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.11	7,676.16	0.10	7,304.90
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.06	10,594.27	0.05	8,833.83
00.0.0.01.06.00	Over to R$ 500,000.00	0.01	46,200.37	0.01	95,096.80
00.0.0.01.00.00	Total	36.60	164,774.51	37.31	205,563.57

		H

		Quantity
Code	Description	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	158.17	260,549.42
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	4.89	66,444.76
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	2.21	65,183.45
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.46	30,962.58
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.26	48,874.40
00.0.0.01.06.00	Over to R$ 500,000.00	0.04	80,476.13
00.0.0.01.00.00	Total	166.03	552,490.74

7026 - FIXED ASSETS

					Reference
Code	Description	Prior Quarter	Additions	Reductions	Quarter

00.0.1.01.00.00	Furniture and Equipment Inventory	1,540.07	1,283.51	-	2,823.58
00.0.1.02.00.00	Property and Equipment in process	9.67	0.22	-	9.89
00.0.1.03.00.00	Land and Buildings in Use	107,867.93	2,616.38	1,842.75	108,641.56
00.0.1.03.01.00	Land and Buildings	107,867.93	2,616.38	1,842.75	108,641.56
00.0.1.04.00.00	Facilities, Furniture and Equipment	64,408.84	1,467.90	3,404.99	62,471.75
00.0.1.05.00.00	Other	157,003.53	6,513.12	13,390.87	150,125.78
00.0.1.00.00.00	Total	330,830.04	11,881.13	18,638.61	324,072.56

7027 - FUNDING BY MATURITY

		Maturity

		No stated	Up to 3	3 months to 1
Code	Description	maturity	months	year	1-3 years	3-5 years	5-15 years

00.0.1.01.00.00	Deposits	8,693,571.54	4,840,470.81	7,127,181.10	11,842,767.90	4,670,269.98	4,985,293.82
00.0.1.01.01.00	Demand Deposits	3,880,835.22	-	-	-	-	-
00.0.1.01.02.00	Time Deposits	-	4,732,670.34	7,077,895.82	11,837,212.38	4,668,850.41	23,816.71
00.0.1.01.03.00	Savings Deposits	4,806,023.72	-	-	-	-	-
00.0.1.01.04.00	Interbank Deposits	-	107,800.47	49,285.28	5,555.52	1,419.57	4,961,477.11
00.0.1.01.05.00	Foreign Deposits	4,285.31	-	-	-	-	-
00.0.1.01.06.00	Other	2,427.29	-	-	-	-	-
00.0.1.02.00.00	Securities Sold Under
	Repurchase Agreements	-	7,392,032.32	6,153,488.08	-	-	-
00.0.1.03.00.00	Local Borrowings	-	61.70	185.09	281.38	257.53	99.03
00.0.1.04.00.00	Foreign Borrowings	-	1,223,363.04	943,396.12	875,491.87	64,370.10	10,386.00
00.0.1.05.00.00	Local Onlendings	-	331,764.74	1,631,733.57	1,907,792.91	848,593.21	463,373.22
00.0.1.06.00.00	Foreign Onlending	-	16,183.29	16,317.94	56,167.93	28,743.89	1,622.73
00.0.1.08.00.00	Subordinated Debt	-	109,750.05	6,031.24	-	1,412,060.00	1,325,934.48
00.0.1.00.00.00	Total	8,693,571.54	13,913,625.95	15,878,333.14	14,682,501.99	7,024,294.71	6,786,709.28

7028 – OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group

				Excess /			Excess /
Code	Description	Required	Situation	Deficiency	Required	Situation	Deficiency

00.0.0.01.00.00	Required Stockholders’ Equity Compatible with the Degree of Risk of Assets (Brazil index)	-	-	-	8,178,290.99	12,157,511.64	3,979,220.65

00.0.0.01.01.00	Credit Risk	-	-	-	7,385,695.59	-	-
00.0.0.01.02.00	Exchange Rate Market Risk	-	-	-	618,859.81	-	-
00.0.0.01.03.00	Interest Rate Market Risk	-	-	-	173,735.59	-	-
00.0.0.02.00.00	Fixed Assets Ratio	-	-	-	6,054,458.99	5,457,848.74	596,610.25
00.0.0.03.00.00	Minimum Regulatory Stockholders' Equity Required	771,800.00	11,788,090.43	11,016,290.43	-
00.0.0.04.00.00	Minimum Regulatory Capital Required	771,800.00	5,000,000.00	4,228,200.00	-	-	-

Unibanco Financial Economic Group

				Excess /
Code	Description	Required	Situation	Deficiency

00.0.0.01.00.00	Required Stockholders’ Equity Compatible with the Degree of Risk of Assets (Brazil index)	8,360,288.84	12,809,298.26	4,449,009.42
00.0.0.01.01.00	Credit Risk	7,567,763.31	-	-
00.0.0.01.02.00	Exchange Rate Market Risk	618,859.81	-	-
00.0.0.01.03.00	Interest Rate Market Risk	173,665.72	-	-
00.0.0.02.00.00	Fixed Assets Ratio	6,380,349.71	3,321,077.81	3,059,271.90
00.0.0.03.00.00	Minimum Regulatory Stockholders' Equity Required	-	-	-
00.0.0.04.00.00	Minimum Regulatory Capital Required	-	-	-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

					Net Income
Item	Branch				(Loss) for the
	Code	Branch Name	Assets	Liabilities	Period

					(+/-)
1	53855	Patriarca	57,507,060.58	48,858,895.70	(536,957.39)
2	800260	Cayman	11,982,327.75	11,339,438.60	92,435.48
3	89027	Business Center Paulista	8,803,793.24	8,764,504.52	39,288.73
4	96074	Business Center Santo Amaro	2,121,703.93	2,113,240.89	8,463.04
5	96317	Business Center Rio	1,923,712.75	1,926,035.39	(2,322.64)
6	57338	Carijós	1,229,471.88	1,213,928.13	15,543.76
7	12660	Campinas Centro	753,934.54	765,386.86	(11,452.32)
8	144656	Marechal - Curitiba	490,009.40	487,673.44	2,335.96
9	17972	Ribeirão Preto	482,493.60	484,933.26	(2,439.66)
10	122504	São Bernardo do Campo	222,433.38	215,284.25	7,149.14

7030 - CHARGES AND TAXES

Code	Description	Total

00.0.0.01.01.00	Social Security	4,836.33
00.0.0.01.03.00	FGTS (Government Severance Indemnity Fund for Employees)	60.99
00.0.0.01.05.00	Compensation for Hired Employees	113.42
00.0.0.01.06.00	Labor Insurance Claims Premiums	48.85
00.0.0.01.07.00	Other Employees Benefits	61,514.24
00.0.0.01.00.00	TOTAL CHARGES	66,573.83
00.0.0.02.02.00	Income Taxes	186,453.09
00.0.0.02.03.00	CPMF (Tax on Financial Debts on Demand Accounts)	5,588.35
00.0.0.02.04.00	PIS/PASEP (Employee’s Profit Participation Program)	12,966.64
00.0.0.02.05.00	COFINS (Taxes for Social Security Financing)	80,595.73
00.0.0.02.06.00	ISS (Municipal Services Tax)	19,886.70
00.0.0.02.07.00	Other	26,029.80
00.0.0.02.00.00	TOTAL TAXES	331,520.31

7031 – CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter

Code	Description	Quantity	Transaction

00.0.0.01.01.00	Demand Deposits	15,653.00	10,600,448.12
00.0.0.01.06.00	Collections	53,001.00	167,584.27
00.0.0.01.00.00	Total	68,654.00	10,768,032.39

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction

00.0.1.01.00.00	Clearing Check	23,129,669.00	14,279,859.49
00.0.1.01.01.00	Conventional System	42,099.00	32,990.58
00.0.1.01.02.00	Electronic System	23,087,570.00	14,246,868.91
00.0.1.02.00.00	Electronic Draft	73,077.00	39,463.17
00.0.1.03.00.00	Electronic Transfers	121,312.00	16,729.32
00.0.1.04.00.00	Electronic Collection	26,795,133.00	18,474,639.08
00.0.1.00.00.00	Total	50,119,191.00	32,810,691.06

7033 – REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW

To the Board of Directors
Unibanco - União de Bancos Brasileiros S.A.

1 We have carried out a limited review of the accompanying individual and consolidated balance sheets (IFT) of Unibanco - União de Bancos Brasileiros S.A. (Unibanco), for the quarter ended March 31, 2006, and of the related statements of income, of changes in stockholders' equity and of changes in financial position, as well the accounting information in the notes to the financial statements (exhibits 7002 to 7009 and 7014). These financial statements are the responsibility of Unibanco's management.

2 Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires of and discussions with management responsible for the accounting, financial and operating areas of Unibanco with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on Unibanco's financial position and its operations.

3 Based on our limited review, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Central Bank regulations.

4 The Quarterly Information (IFT) also includes accounting information presented in order to provide supplementary information on Unibanco, as required by the Brazilian Central Bank, on the combined financial statements referred to as "Financial Conglomerate" and "Economic-Financial Consolidated (CONEF)", comprising the combined balance sheet as of March 31, 2006 of the Financial Conglomerate and Economic-Financial Consolidated (CONEF) and the combined statements of income and of changes in financial position of the Financial Conglomerate for the quarter then ended (exhibits 7010 to 7013). These combined financial statements have been submitted to the same review procedures described in paragraph 2 and, based on our review, we are not aware of any significant adjustments which should be made for these financial statements to be presented in conformity with the standards issued by the Brazilian Central Bank specifically applicable to the preparation of this information.

5 The limited review of the Quarterly Financial Information (IFT) was carried out with the purpose of issuing a report on the accounting information contained in the quarterly information referred to in paragraph 1, taken as a whole. Exhibits 7016 to 7032, 7034 to 7036, 7038 and 7039, which are part of this IFT, are being presented to provide supplementary information on the Bank, as required by the Brazilian Central Bank, and are not required as a part of the financial statements. The accounting information included in these exhibits has been submitted to the same review procedures described in paragraph 2 and, based on these limited review procedures, we are not aware of any significant adjustments which should be made for this accounting information to be fairly presented in relation to the financial information referred to in paragraph 1, taken as a whole.

São Paulo, May 10, 2006

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5	Paulo Sergio Miron Contador CRC 1SP173647/O-5

7034 - PROVISIONS

					Reference
Code	Description	Prior Quarter	Additions	Reductions	Quarter

00.0.0.01.00.00	ASSETS	1,408,440.98	252,067.48	165,069.77	1,495,438.69
00.0.0.01.06.00	Lending Operations	1,332,595.21	251,069.92	162,741.87	1,420,923.26
00.0.0.01.08.00	Other Credits	45,110.57	997.56	2,327.90	43,780.23
00.0.0.01.09.00	Investments	30,735.20	-	-	30,735.20
00.0.0.04.00.00	LIABILITIES	1,453,009.08	190,759.69	221,462.03	1,422,306.74
00.0.0.04.03.00	Labor Contingencies	359,749.54	99,979.71	55,133.90	404,595.35
00.0.0.04.04.00	Other Civil Contingencies	244,299.47	9,563.34	13,274.07	240,588.74
00.0.0.04.05.00	Other Contingencies	848,960.07	81,216.64	153,054.06	777,122.65

7035 - CAPITAL

		Number of Shares
Code	Description	(thousand)

00.0.1.00.00.00	Shares	1,408,858.33
00.0.1.01.00.00	Capital	1,398,823.32
00.0.1.01.01.00	Common Shares - Local Residents	755,438.16
00.0.1.01.02.00	Common Shares - Foreign Residents	220.01
00.0.1.01.03.00	Preferred Shares - Local Residents	168,132.19
00.0.1.01.04.00	Preferred Shares - Foreign Residents	475,032.96
00.0.1.02.00.00	Treasury Shares	10,035.01
00.0.1.02.02.00	Preferred Shares	10,035.01

7036 - CASH DIVIDENDS PAID

		Kind of	Beginning of		Remuneration per
Item	Approval Date	Remuneration	Payment	Share	Share/Quota

1	10/20/2005	2	10/31/2005	1	0.038823500000000
2	10/20/2005	2	10/31/2005	2	0.042705900000000
3	12/29/2005	2	01/31/2006	1	0.230370000000000
4	12/29/2005	2	01/31/2006	2	0.253407100000000

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Item	Change Date	Capital	Change Amount	Shares Amount

7038 - COMMITMENTS AND GUARANTEES

		Prior			Reference
Code	Description	Quarter	Additions	Reductions	Quarter

00.0.0.01.00.00	Guarantees Provided	7,132,134.50	1,609,492.87	1,267,759.08	7,473,868.29
00.0.0.01.01.00	Financial Institutions Authorized to Operate by Brazilian Central Bank	216,389.98	277.30	11,448.92	205,218.36
00.0.0.01.02.00	Individuals and Non-Financial Companies	1,622,730.12	268,549.51	0.00	1,891,279.63
00.0.0.01.03.00	Other	5,293,014.40	1,340,666.06	1,256,310.16	5,377,370.30
00.0.0.02.00.00	Co-Obligation for Credit Assignment	33,724.93	4,962.90	6,610.81	32,077.02
00.0.0.02.01.00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	33,724.93	4,962.90	6,610.81	32,077.02

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

		Head Office and
Code	Description	Local Branches	Foreign Branches	Total

00.0.0.01.00.00	ASSETS	2,540,461.50	5,318,548.80	7,859,010.30
00.0.0.01.01.00	Cash And Due From Banks	295,453.56	28,399.59	323,853.15
00.0.0.01.02.00	Marketable Securities	-	3,902,714.75	3,902,714.75
00.0.0.01.03.00	Lending Operations	-	1,363,168.28	1,363,168.28
00.0.0.01.04.00	Other Credits	2,245,007.94	24,266.18	2,269,274.12

00.0.0.04.00.00	LIABILITIES	2,741,831.23	9,528,316.00	12,270,147.23
00.0.0.04.01.00	Deposits	4,285.31	1,928,217.59	1,932,502.90
00.0.0.04.02.00	Other Funding	1,176,577.29	4,046,436.26	5,223,013.55
00.0.0.04.03.00	Borrowings	1,560,968.63	1,556,038.51	3,117,007.14
00.0.0.04.07.00	Subordinated Debt	-	1,997,623.64	1,997,623.64

		By Currency

					Swiss
Code	Description	Dollar	Euro	Pound	Franc	Yen	Other

00.0.0.01.00.00	ASSETS	7,237,945.67	386,490.88	14,043.49	3,350.24	52,033.17	165,146.85
00.0.0.01.01.00	Cash And Due From Banks	147,349.10	156,870.19	11,981.80	2,150.09	110.31	5,391.66
00.0.0.01.02.00	Marketable Securities	3,750,112.33	-	-	-	-	152,602.42
00.0.0.01.03.00	Lending Operations	1,329,189.25	28,503.85	-	-	-	5,475.18
00.0.0.01.04.00	Other Credits	2,011,294.99	201,116.84	2,061.69	1,200.15	51,922.86	1,677.59

00.0.0.04.00.00	LIABILITIES	11,239,069.90	942,324.31	3,871.64	23,883.68	21,613.95	39,383.75
00.0.0.04.01.00	Deposits	1,890,369.25	42,133.37	-	-	-	0.28
00.0.0.04.02.00	Other Funding	5,011,056.14	191,706.18	3,871.64	1,180.63	10,071.69	5,127.27
00.0.0.04.03.00	Borrowings	2,340,020.87	708,484.76	-	22,703.05	11,542.26	34,256.20
00.0.0.04.07.00	Subordinated Debt	1,997,623.64	-	-	-	-	-

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Performance

Unibanco posted a 1Q06 net income of R$ 520 million, 29.7% higher than in 1Q05. Operating income for the quarter was R$ 834 million and 17.3% from 1Q05. The annualized return on average equity reached 24.0% in the quarter.

Stockholders’ equity reached R$ 9,503 million at the end of the quarter, up 1.9% from December 2005 and 13.6% from March 2005. Annualized return on average equity (ROAE) was 24.0% in 1Q06. Earnings per share increased by 27.6% from 1Q05.

Assets

Unibanco’s consolidated assets totaled R$ 93,770 million at the end of March, 2006, up 14.8% from March 2005. The growth is mostly due to a R$ 6,5 billion increase in credit portfolio, mainly in the Retail segment. The return on average assets increased to 2.3% in 1Q06 from 2.0% in 1Q05.

Credit Operations

Retail loan portfolio increased 25.4% over the past 12 months, in line with Unibanco’s focus on this higher margin and higher profitability segment. Wholesale loan portfolio, comprised of loans to large companies, influenced by the US dollar devaluation (7.2% during the quarter and 18.5% since March 2005), increased 12.6% in the last 12 months and decreased 2.8% in the quarter. The total loan portfolio grew 19.6% in the last 12 months, in line with the growth posted by the National Financial System, also of 19.6% (source: Central Bank of Brazil).

The participation of Retail loans in total credit portfolio continue to increase. In March, 2006, Retail participation reached 57% of total credit portfolio from 55% in March, 2005 and 49% in March, 2004.

At the end of March 31, 2006, individuals loan portfolio totaled R$ 15,318 million, up 25.6% in the last 12 months, worth mentioning the 51.6% increase in credit card companies portfolio. In the quarter, the 1.0% growth is explained by seasonal effects - decompression of the credit card portfolio and more conservative approach on credit approval in some of the consumer finance companies portfolios, particularly unsecure personal loans.

Corporate loan portfolio, in spite of the Real appreciation impact, increased by 16.2% in the last 12 months, mostly as a result of a 25.1% growth of SMEs loan portfolio, focusing on accounts receivable financing, cash management working capital loans, and BNDES/Finame-funded loans. The US dollar-denominated credit portfolio, which represents approximately 37% of Wholesale portfolio, rose to US$2.924 million in March, 2006, from US$2,415 million a year earlier.

Products offered by the commercial bank include, among others, personal loans, overdraft, and mortgages. Unibanco offers different home financing options, from traditional mortgages to Sistema Fácil (in partnership with homebuilders) and Plano Único (Letters of Credit). The mortgage loan portfolio totaled R$1.4 billion on March 31, 2006.

The small and medium enterprise product portfolio, comprises accounts receivable financing, overdraft protection, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

The auto financing porfolio increased 21,5% in the last 12 months, to R$ 4,737 million on March, 31, 2006. Unibanco operates nationwide in the Auto Financing segment through Unibanco Financeira and Dibens. Unibanco is the leader in financing heavy commercial vehicles.

Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of March 2006 was R$ 2,214 million, or 5.6% of the total loan portfolio, composed of:

  R$ 907 million related to overdue credits, in compliance with Resolution 2,682;
  R$ 813 million for falling due credits, relative to risk parameters contemplated by Resolution 2,682;
  R$ 494 million based on more conservative percentages than those required by the Regulatory Authority, and higher than the R$343 million registered in March 2005.

Allowance for loan losses as a percentage of total loan portfolio increased to 5.6% in March, 2006, from 5.1% in March, 2005, in line with the bank's strategy of intensifying its participation in higher-margin and higher profitability operations.

The balance of credits rated from AA to C comprised 92.0% of the total loan portfolio at March 2006, up from 91.9% at the end of March 2005.

At the end of March, 2006, the ratio of credit operations classified from E to H was 4.9% of the total portfolio. Allowance for loan losses over the credits rated from E to H stood at 113% on March 31, 2006, higher than the 109% posted in March 2005.

Regarding the Wholesale segment, the allowance for loan losses relative to total wholesale loan portfolio was 4.0% in March 2006, down from 4.8% in March 2005, reflecting a reduction in the risk assigned to determined individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 6.7% in March 2006 from 5.3% in March 2005, in line with the bank's strategy of intensifying its participation in higher-margin and higher profitability businesses.

Investments Abroad

Unibanco registered a total of US$1,269 million in investments abroad at the end of March 2006, from US$631 million in March 2005. Such growth is substantially explained by the US$500 million capital increase in the quarter, which aims at supporting trade finance transactions and security trading in international markets.

Funding

Total deposits and assets under management (AUM) reached R$76,639 million in March 2006, of which R$39,924 million were assets under management.

The continuous improvement in the deposit mix is explained by a 14.6% increase in core deposits (demand deposits, savings deposits and SuperPoupe), compared to March 2005, with highlight for the growth in SuperPoupe deposits: 83.7% in the last 12 months and 18.4% in 1Q06. Core deposits reached 34.9% of total deposits in March 2006, a significant increase from the 32.0% verified in March 2005.

Local currency funding reached R$ 59,867 million at the end of March 2006, up 16.9% from March 2005. This growth was mostly driven by SuperPoupe deposits, funding obtained in the open market, and debentures and mortgage notes.

Foreign currency funding, influenced by the US currency devaluation of 18.5% in the last 12 months, reached R$ 13.934 million.

Capital Adequacy and Fixed Asset Ratios

Unibanco’s BIS ratio, as of March 31 , 2006, reached 16.4%, above the minimum 11% level determined by the Central Bank.

In March 2006, the Brazilian Central Bank approved the classification of the perpetual bond, issued in July, 2005, as Tier II capital.

The fixed asset ratio was 45,1% in March, 2006.

Efficiency Ratio

Higher revenue generation and the expense rationalization resulted in a continous improvement of Unibanco’s operational efficiency. The efficiency ratio reached a historical performance of 48.1% in 1Q06, comparable to 53.7% in 1Q05.

Performance

Financial Margin

The financial margin before provisions for loan losses was of R$ 2,442 million in 1Q06, R$ 621 million higher or 34.1% up - compared to 1Q05, mostly explained by a change in credit mix (higher Retail participation) and higher credit volume.

The funding mix improved significantly during the last 12 months, with a 14.6% growth in core deposits, driven mainly by an 83.7% growth in SuperPoupe deposits, which reached R$3,6 billion in March 2006. Please refer to the section: Funding.

Fees from Services Rendered

Total fees reached R$ 863 million in 1Q06, up 12.7% from the same period in 2005. Comparing 1Q06 with 1Q05, the highlight was the 22.6% growth of credit card fee revenues, driven by the growth in credit-card base, new sales campaigns and synergies with other Unibanco’s businesses.

Fees from asset management totaled R$ 90 million in the quarter, up 11.1% from 4Q05, reflecting the growth in assets under management.

Personnel and Administrative Expenses

In 1Q06, personnel and administrative expenses remained stable in comparison with 4Q05.

During the quarter, an extra/additional payment of profit sharing, in the amount of R$ 33 million, related to the collective wage agreement, had an impact on personnel expenses. Desconsidering this effect, personnel and administrative expenses would have decreased 2.1% in comparison with 4Q05, largely due to efficiency gains, budgetary discipline and seasonal effects (volumes of transactions and publicity expenses lower than those of 4Q05).

In the last 12 months, personnel and administrative expenses increased 14.2%, mainly driven by Retail businesses expansion, organic growth, and wage increase arising from the collective bargaining agreement of September 2005.

Even considering the opening of new branches, the implementation of the new customer service model, and the intensification of consumer finance businesses during 2005, the efficiency ratio stood at 48.1% in 1Q06, the best ever registered by Unibanco.

In 1Q06, other administrative expenses decreased 6.7% from the prior quarter, largely due to efficiency gains and seasonal effects in the last quarter of the year.

During the last 12 months, the 9.7% increase is mostly explained by the expansion of the distribution network, new Retail businesses call centers, and advertising and publicity expenses, focused on the new logo and marketing positioning, launched in March 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 26, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer